ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.7 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

05054589

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Colonial Bankshares, Inc.
(Exact Name of Registrant as Specified in Charter)

RECEIVED MAY 1 0 2005 185 SEC PROCESSING SECTION WASH. D.C.

0001317019
(Registrant's CIK Number)

Exhibit 99.7 to the Pre-Effective Amendment No. 1 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

PROCESSED
MAY 1 6 2005
THOMSON FINANCIAL

333-123583
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

5

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeton, State of New Jersey, on May 9, 2005.

COLONIAL BANKSHARES, INC.

By: ______________________________
Edward J. Geletka
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT

COLONIAL BANKSHARES, INC.

HOLDING COMPANY FOR
COLONIAL BANK, FSB
Bridgeton, New Jersey

Dated As Of:
April 22, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

April 22, 2005

Board of Directors
Colonial Bankshares, MHC
Colonial Bankshares, Inc.
Colonial Bank, FSB
85 West Broad Street
Bridgeton, New Jersey 08302-2420

Members of the Boards:

At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock offered in connection with the Plan of Stock Issuance (the "Plan"), described below. This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Our Original Appraisal report, dated March 4, 2005 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information. This update has been prepared to reflect: (1) a review of recent developments in Colonial Bankshare's financial condition, including financial data through March 31, 2005; (2) an updated comparison of Colonial Bankshare's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock price information as of April 22, 2005.

Description of Plan of Stock Issuance

Colonial Bankshares, MHC (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in 2003 in conjunction with the mutual holding company reorganization ("Reorganization") of Colonial Bank, FSB, Bridgeton, New Jersey (the "Bank"); no stock was issued publicly in the Reorganization. Simultaneous with the Reorganization, a wholly-owned mid-tier stock holding company was formed, Colonial Bankshares, Inc. ("Colonial" or the "Company") and Colonial became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the Employee Stock Ownership Plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and, subsequently, if appropriate, to the public in a Syndicated Community Offering (collectively, the "Offering"). The number of shares of common stock to be sold in the Offering will approximate 46% of the total shares as noted below. The number of shares issued to the MHC will approximate 54% of the total shares.

The Company will infuse capital into the Bank sufficient to increase the core capital ratio to 10.0% of pro forma assets, retaining the balance of the Offering proceeds. The Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8.0% of the shares of common stock sold in the Offering.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of March 31, 2005, the date of the supplemental financial data included in the regulatory applications and Prospectus. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Bank's March 31, 2005 financial data became available in supplemental form in the Prospectus. The following discussion is based on such data. In this regard, Table 1 presents summary balance sheet and income statement data through March 31, 2005 as well as comparable data for the period ending December 31, 2004, as set forth in the Original Appraisal report.

Growth Trends. Colonial's total assets increased by approximately $5.1 million over the quarter ended March 31, 2005, as the Company continue to restructure the balance sheet to include a higher proportion of loans. As a result, the balance of loans increased (by $6.5 million)

Table 1
Colonial Bankshares, Inc.
Recent Financial Data

	At Dec. 31, 2004		At March 31, 2005	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$291,050	100.00%	$296,214	100.00%
Cash and due from banks	5,282	1.81%	12,446	4.20%
Investment securities - HTM	18,584	6.39%	16,191	5.47%
Investment securities - AFS	131,159	45.06%	124,107	41.90%
Loans receivable (net)	125,800	43.22%	132,300	44.66%
Cash surrender value of life ins. policies	2,314	0.80%	2,334	0.79%
Deposits	259,407	89.13%	275,423	92.98%
FHLB advances	13,890	4.77%	3,000	1.01%
Retained earnings	16,848	5.79%	16,565	5.59%

	12 Months Ended Dec. 31, 2004		12 Months Ended March 31, 2005	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$12,352	4.48%	$12,980	4.55%
Interest Expense	(4,662)	-1.69%	(5,087)	-1.78%
Net Interest Income	$7,690	2.79%	$7,893	2.77%
Provision for Loan Losses	(354)	-0.13%	(394)	-0.14%
Net Interest Income after Provisions	$7,336	2.66%	$7,499	2.63%
Other Operating Income	851	0.31%	839	0.29%
Operating Expense	(5,841)	-2.12%	(5,937)	-2.08%
Net Operating Income	2,346	0.85%	2,401	0.84%
Net Gains on the Sale of Investments	67	0.02%	67	0.02%
Net Income Before Tax	2,413	0.88%	2,468	0.86%
Income Taxes	(566)	-0.21%	(562)	-0.20%
Net Income (Loss)	$1,847	0.67%	$1,906	0.67%

Source: Colonial Bankshare's audited and unaudited financial statements and RP Financial calculations.

while cash and investments diminished modestly. Consistent with historical trends, deposit balances funded the majority of asset growth, increasing by $16.0 million over the most recent quarter; deposit growth also funded the repayment of borrowed funds which diminished by $10.9 million over the quarter ended March 31, 2005.

Loans Receivable. Loans receivable increased to $132.2 million, equal to 44.7% of total assets, as the accelerating growth trend realized over the last two fiscal years continued. The recent growth in the portfolio reflects continued strong loan origination activity in the residential mortgage and home equity loan portfolios, as the Company has sought to expand the proportion of loans overall. Additionally, as discussed in the Original Appraisal, Colonial has also been seeking to gradually restructure the loan portfolio to include a higher proportion of commercial mortgage loans in concert with efforts to increase the Company's yields, spreads, and interest sensitivity of interest-earning assets.

Cash, Investments and Mortgage-Backed Securities. The balance of cash, investments and mortgage-backed securities ("MBS") decreased in aggregate from $155.0 million as of December 31, 2004, to $152.7 million as of March 31, 2005. The Company has recently been largely inactive in purchasing investment securities and MBS, as Colonial has been utilizing cash flow from maturing investments to originate mortgage loans for portfolio. The composition of the portfolio remained relatively consistent with the prior quarter end with majority of investment securities classified as available for sale ("AFS").

Funding. Total deposits increased by $16.0 million to total $275.4 million, equal to 93.0% of total assets. As discussed in the Original Appraisal, deposit balances are weighted toward savings and transaction accounts, as certificates of deposit ("CD") accounts have been diminishing to below 50% of total deposits. Deposit growth realized over the quarter funded the repayment of borrowed funds, which decreased to $3.0 million, equal to 1.0% of total assets.

Equity. Total equity decreased over the quarter ended March 31, 2005, by $283,000 to equal $16.6 million. In this regard, the reduction of the Bank's equity was attributable to unrealized losses in the portfolio of AFS securities, which more than offset earnings retained for the quarter. The reduction in equity coupled with asset growth resulted in a reduction of the Company's equity/assets ratio to 5.59% as of March 31, 2005. The Bank remains classified as "Well Capitalized" for regulatory capital purposes.

Income and Expense Trends. The Bank's most recent trailing 12 month earnings increased modestly based on updated financial data, from $1.8 million reported for fiscal 2004, to $1.9 million for the 12 months ended March 31, 2005, which is consistent with the earnings growth trend noted for the last several fiscal years. Moderate earnings growth is attributable to an expanding net interest margin, which increased by $203,000, which was partially offset by higher loan loss provisions, lower non-interest income and growth of operating expenses. These trends are described more fully below.

Net Interest Income. The Bank's net interest income increased for the most recent trailing 12 month period as measured in dollars, while decreasing as a percent of average assets.

Specifically, net interest income increased to equal $7.9 million, while the net interest income ratio decreased by 0.02% of average assets to equal 2.77% of average assets for the most recent period. Growth in the dollar amount of net interest income has been the result of growth in the average balance of interest-earning assets which more than offset a modest reduction in spreads. Similarly, while the initial reinvestment of the Offering proceeds should increase net interest income, the initial reinvestment yields are expected to depress asset yields and the net interest income ratio.

Loan Loss Provisions. The Company has been gradually increasing the level of loan loss provisions in concert with loan growth realized over the last several years, particularly in the area of high risk-weight loans. For the 12 months ended March 31, 2005, loan loss provisions totaled $394,000, or 0.14% of average assets, which reflects an increase relative to a level of $354,000, 0.13% of average assets, reported for fiscal 2004.

Non-Interest Income. Non-interest income diminished modestly relative to the level reflected in the Original Appraisal, and totaled $839,000, or 0.29% of average assets for the 12 months ended March 31, 2005. The decrease in other income was primarily due to competitive conditions.

Operating Expenses. Non-interest expense increased modestly by $96,000 for the 12 months ended March 31, 2005, to total $5.9 million, equal to 2.08% of average assets. Operating costs have continued to increase (a trend noted in the Original Appraisal) due to expanded business volumes, which have resulted in growth of both the retail deposit base and loan portfolio. Further upward pressure on the Bank's operating expense ratio is expected over the next several years owing to the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Company will be establishing one new branch office over the next 12 to 24 months while also constructing a new administrative facility with a branch office in the first floor retail space. Together, the new branch offices and administrative facility will result in total capital expenditures in the range of $6 to $7 million in fiscal 2005 and 2006. The resulting depreciation expense from these capital expenditures will be costly; the Company will be seeking to offset such costs through growth and increased efficiency.

Non-Operating Income/Expense. Non-operating income and expenses have had a limited impact on earnings over the last several years and totaled only $67,000, equal to 0.02% of average assets for the 12 months ended March 31, 2005.

Taxes. The Bank's tax rate approximated 23% for the 12 months ended March 31, 2005, which approximates the average rate reported for the 12 months ended December 31, 2004.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded thrifts. The Peer Group is

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Colonial Bankshares, Inc.																				
March 31, 2005	4.2%	47.4%	44.7%	93.0%	1.0%	0.0%	5.6%	0.0%	5.6%	0.0%	15.38%	0.53%	41.56%	16.24%	46.34%	3.00%	3.00%	5.69%	5.69%	12.20%
All Public Companies	3.6%	24.4%	67.2%	66.4%	20.7%	0.7%	11.0%	1.0%	10.1%	0.0%	13.37%	5.02%	15.95%	10.62%	10.29%	4.25%	2.93%	9.64%	9.59%	17.05%
State of NJ	3.7%	36.4%	55.4%	70.1%	16.0%	0.8%	12.1%	1.3%	10.8%	0.0%	16.81%	7.39%	25.09%	10.81%	-1.53%	9.02%	2.11%	10.35%	10.36%	23.28%
Comparable Group Average	4.4%	32.4%	58.5%	74.3%	10.5%	0.4%	13.9%	0.6%	13.3%	0.0%	2.97%	-7.08%	13.17%	-0.85%	11.68%	1.53%	1.75%	12.11%	11.66%	24.06%
Mid-Atlantic Companies	4.2%	34.5%	55.8%	72.8%	13.2%	0.7%	12.4%	0.7%	11.7%	0.0%	9.22%	5.36%	13.34%	6.21%	-2.12%	2.06%	2.23%	10.73%	10.74%	22.80%
Midwest Companies	3.5%	31.1%	61.7%	77.1%	3.6%	0.0%	18.2%	0.6%	17.6%	0.0%	-0.87%	-14.29%	5.74%	-4.44%	19.31%	3.12%	3.66%	21.07%	14.07%	30.55%
Other Comparative Companies	6.0%	26.1%	64.5%	76.6%	7.8%	0.0%	14.9%	0.4%	14.6%	0.0%	-15.05%	-43.41%	20.02%	-21.94%	42.38%	-5.41%	-5.41%	12.48%	12.48%	22.00%
Comparable Group																				
California Companies																				
KFED K-Fed Bancorp MHC of CA (39.1)	5.5%	9.6%	82.8%	76.4%	8.1%	0.0%	15.1%	0.8%	14.3%	0.0%	-30.32%	-81.17%	33.20%	-40.76%	-0.75%	N.M.	N.M.	10.26%	10.26%	17.10%
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	5.8%	32.8%	55.0%	75.1%	14.7%	0.0%	9.2%	0.0%	9.2%	0.0%	2.07%	1.56%	0.46%	4.47%	-8.99%	-0.26%	-0.26%	9.21%	9.21%	16.52%
BCSB BCSB Bankcorp MHC of MD (36.3)	2.6%	42.6%	50.7%	75.5%	15.2%	3.0%	5.6%	0.3%	5.3%	0.0%	17.47%	29.01%	9.27%	5.40%	N.M.	-1.19%	-1.12%	6.94%	6.94%	14.10%
CSBK Clifton Svngs Bcrp MHC of NJ (45.0)(1)	2.9%	55.1%	40.3%	66.4%	8.5%	0.0%	24.4%	0.0%	24.4%	0.0%	16.06%	0.83%	45.62%	3.69%	N.M.	2.00%	2.00%	17.57%	17.64%	52.05%
GOV Gouverneur Bcp MHC of NY(42.6)	2.4%	13.1%	78.8%	56.7%	24.6%	0.0%	16.6%	0.0%	16.6%	0.0%	15.90%	-18.92%	24.08%	8.08%	56.98%	2.55%	2.55%	16.00%	16.00%	28.90%
GCBC Green Co Bcrp MHC of NY (43.9)	7.1%	36.2%	53.8%	86.1%	2.6%	0.0%	11.0%	0.0%	11.0%	0.0%	5.73%	0.72%	10.03%	8.67%	-42.31%	7.58%	7.58%	9.31%	9.31%	20.40%
ONFC Oneida Fincl MHC of NY (42.5)	3.6%	36.5%	50.2%	71.4%	15.2%	0.0%	12.5%	3.1%	9.3%	0.0%	-1.36%	-9.13%	5.62%	-1.27%	-4.45%	3.56%	3.33%	8.35%	8.35%	14.13%
PBHC Pathfinder BC MHC of NY (35.3)	4.7%	25.4%	62.0%	78.4%	11.7%	1.7%	7.2%	1.5%	5.7%	0.0%	8.67%	33.43%	-1.70%	14.39%	-11.85%	0.19%	1.54%	7.70%	7.70%	13.50%
Midwest Companies																				
CHEV Cheviot Fin Corp MHC of OH (45.0)(1)	2.8%	21.9%	73.7%	65.1%	5.9%	0.0%	28.2%	0.0%	28.2%	0.0%	1.51%	-23.56%	12.67%	-4.87%	N.M.	3.00%	3.00%	21.07%	21.07%	47.08%
JXSB Jacksonville Bcp MHC of IL (47.5)	4.3%	40.2%	49.8%	89.1%	1.4%	0.0%	8.2%	1.2%	7.0%	0.0%	-3.24%	-5.02%	-1.20%	-4.01%	19.31%	3.25%	4.31%	N.M.	7.06%	14.02%
New England Companies																				
WFD Westfield Finl MHC of MA (43.8)	6.4%	42.6%	46.3%	76.9%	7.5%	0.0%	14.8%	0.0%	14.6%	0.0%	0.21%	-5.64%	6.85%	-3.13%	85.51%	-5.41%	-5.41%	14.69%	14.69%	26.90%

(1) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004 or Most Recent Date Available

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Colonial Bankshares, Inc.																			
March 31, 2004	0.67%	4.55%	1.78%	2.77%	0.14%	2.63%	0.00%	0.00%	0.29%	0.29%	2.08%	0.00%	0.02%	0.00%	4.87%	1.97%	2.90%	$4,172	22.77%
All Public Companies	0.76%	4.95%	1.93%	3.02%	0.14%	2.87%	0.04%	0.00%	0.66%	0.71%	2.46%	0.02%	0.05%	0.01%	5.04%	2.14%	2.90%	$5,224	33.34%
State of NJ	0.64%	4.62%	1.79%	2.83%	0.05%	2.79%	0.07%	0.00%	0.45%	0.52%	2.01%	0.02%	-0.09%	0.00%	4.36%	1.86%	2.50%	$6,247	36.65%
Comparable Group Average	0.62%	4.69%	1.68%	3.02%	0.09%	2.92%	0.02%	0.00%	0.66%	0.68%	2.60%	0.01%	-0.02%	0.00%	4.93%	1.98%	2.96%	$4,630	28.09%
Mid-Atlantic Companies	0.64%	4.76%	1.75%	3.02%	0.10%	2.91%	0.02%	0.00%	0.75%	0.76%	2.78%	0.02%	0.03%	0.00%	5.04%	2.02%	3.01%	$4,446	25.33%
Midwest Companies	0.41%	4.70%	1.58%	3.12%	0.11%	3.02%	0.07%	0.00%	0.61%	0.69%	2.47%	0.02%	-0.25%	0.00%	4.89%	1.95%	2.93%	$2,303	32.46%
Other Comparable Companies	0.76%	4.44%	1.54%	2.90%	0.06%	2.85%	0.01%	0.00%	0.38%	0.39%	2.13%	0.01%	0.06%	0.00%	4.59%	1.82%	2.77%	$6,437	33.35%
Comparable Group																			
California Companies																			
KFED K-Fed Bancorp MHC of CA (39.1)(1)	0.73%	4.55%	1.70%	2.85%	0.02%	2.83%	0.00%	0.00%	0.39%	0.39%	2.01%	0.02%	0.00%	0.00%	4.65%	2.02%	2.63%	$7,339	37.86%
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.56%	5.11%	2.06%	3.05%	0.06%	3.00%	0.01%	0.01%	0.30%	0.32%	2.71%	0.00%	0.03%	0.00%	5.42%	2.29%	3.13%	$4,963	13.44%
BCSB BCSB Bankcorp MHC of MD (36.3)	0.10%	4.48%	2.31%	2.17%	0.06%	2.11%	0.02%	-0.06%	0.36%	0.32%	2.24%	0.01%	-0.03%	0.00%	4.68%	2.49%	2.18%	$4,285	7.12%
CSBK Clifton Svngs Bcrp MHC of NJ (45.0)	0.59%	3.80%	1.52%	2.29%	0.03%	2.26%	0.00%	0.00%	0.06%	0.06%	1.29%	0.00%	-0.01%	0.00%	3.88%	2.07%	1.81%	$9,671	40.43%
GOV Gouverneur Bcp MHC of NY(42.6)	0.87%	5.54%	1.72%	3.83%	0.15%	3.68%	0.00%	0.00%	0.43%	0.43%	2.79%	0.00%	0.09%	0.00%	5.87%	2.14%	3.74%	$3,331	38.33%
GCBC Green Co Bcrp MHC of NY (43.9)	1.10%	4.93%	1.15%	3.78%	0.05%	3.73%	0.00%	0.01%	0.95%	0.96%	3.13%	0.00%	-0.01%	0.00%	5.07%	1.30%	3.77%	$3,193	28.24%
ONFC Oneida Fincl MHC of NY (42.5)	0.77%	4.60%	1.60%	3.00%	0.13%	2.87%	0.00%	0.00%	2.59%	2.59%	4.26%	0.03%	-0.17%	0.00%	5.10%	1.84%	3.26%	$2,854	23.46%
PBHC Pathfinder BC MHC of NY (35.3)	0.47%	4.87%	1.88%	3.00%	0.25%	2.75%	0.09%	0.03%	0.56%	0.67%	3.02%	0.07%	0.31%	0.00%	5.26%	2.05%	3.21%	$2,823	26.32%
Midwest Companies																			
CHEV Cheviot Fin Corp MHC of OH (45.0)	0.48%	4.70%	1.41%	3.30%	0.00%	3.30%	0.00%	0.00%	0.62%	0.62%	1.98%	0.00%	-0.52%	0.00%	4.78%	1.97%	2.81%	N.M.	27.56%
JXSB Jacksonville Bcp MHC of IL (47.5)	0.34%	4.70%	1.76%	2.94%	0.21%	2.73%	0.15%	0.00%	0.61%	0.75%	2.95%	0.03%	0.03%	0.00%	5.00%	1.94%	3.06%	$2,303	37.37%
New England Companies																			
WFD Westfield Finl MHC of MA (43.8)	0.80%	4.33%	1.37%	2.96%	0.09%	2.86%	0.01%	0.00%	0.37%	0.38%	2.24%	0.00%	0.11%	0.00%	4.54%	1.63%	2.91%	$5,534	28.84%

(1) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comprised of the same eleven publicly-traded subsidiaries of mutual holding companies employed in the Original Appraisal for valuation purposes.

Financial Condition. In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis. The Company's asset composition continues to reflect a lower concentration of loans to assets, at 44.7% versus a 58.5% average for the Peer Group (see Table 2). Comparatively, the ratio of cash, investments, and MBS for the Company remained higher than for the Peer Group (51.6% of assets versus 36.8% for the Peer Group). The Company's lower ratio of loans reflects the limited loan origination activity historically, prior to management's recent efforts to bolster the staffing of the loan origination function. The Company continues to rely more heavily on deposits to fund operations, particularly as a portion of outstanding borrowings were repaid over the most recent quarter. The ratio of deposits/assets for the Company equaled 93.0%, which was above the Peer Group average of 74.3%. Borrowings for Colonial fell below the Peer Group average, based on ratios of 1.0% and 10.5%, respectively.

The Company's pre-Offering equity ratio of 5.6% of assets based on updated financial data continues to fall well below the Peer Group average of 13.3%; moreover, even with the addition of Offering proceeds, the pro forma capital position will remain below the Peer Group's ratio on both a reported and fully converted basis. The increased equity is anticipated to enhance Colonial's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company's return on equity ("ROE"), based on both reported and core earnings.

Updated balance sheet growth rate comparisons continue to show that Colonial has achieved comparatively stronger growth in such key aggregates as assets, loans and deposits. Specifically, Colonial experienced higher annual asset growth than the Peer Group, at 15.38% and 2.97%, respectively, primarily reflecting the Company's stronger loan growth (41.56% versus 13.17% for the Peer Group on average). Similarly, the Company's deposit growth rate based on updated financial data equaled 16.24% versus modest shrinkage of 0.85% reported for the Peer Group. The Company's higher deposit growth was supported by its deposit pricing strategies which place the Company's offered rates in the upper end of the competitive range. Strong borrowings growth for the Company had a limited balance sheet impact given their low levels overall in comparison to the Peer Group.

Equity growth for the Company approximated 3.00%, as compared to growth of 1.53% for the Peer Group. The Peer Group's more limited equity growth, notwithstanding comparable profitability, reflects their respective dividend and capital management strategies. On a post-Offering basis, the Company's capital growth rate is expected to decline due to the increased equity level, the marginal short-term net proceeds reinvestment benefit and the intermediate term effect of investing in fixed assets.

Income and Expense Trends. The Company's and the Peer Group's profitability ratios remained substantially unchanged based on updated financial data, as Colonial and the Peer Group reported net income to average assets ratios of 0.67% and 0.62%, respectively (see Table

3). Consistent with the characteristics noted in the Original Appraisal, the the Company's operations reflect a relatively favorable level of operating expense, the benefits of which are offset by a comparatively lower net interest income ratio and lower level of non-interest fee income. Going forward, the Company's operating expenses are expected to increase to reflect public company costs, the expense of stock benefit plans and the increased investment in fixed assets.

The Company's ratio of net interest income to average assets decreased by 2 basis points to equal 2.77% of average assets, and thus remains below the Peer Group average of 3.02%. The Company's lower interest income ratio was the result of its lower interest-earning assets ("IEA") ratio and lower asset yields which were the result of its more limited investment in loans receivable, and were derived from its portfolio of intermediate and longer-term investments and MBS, a portion of which are tax-exempt securities.

Non-interest operating income for Colonial remains below the Peer Group average, at 0.29% and 0.68%, respectively, which is indicative of the Company's more traditional strategy and lesser emphasis on other fee income generating activities. At the same time, Colonial operates with a lower operating expense ratio than the Peer Group (2.08% versus 2.60%), reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending), and more limited emphasis on non-traditional fee generating activities. Additionally, the Company's operating costs have been effectively limited by the high proportion of investment securities in the portfolio of interest-earning assets, which entail little cost to acquire and service.

The Company's updated efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 68.0% remains more favorable than the Peer Group's ratio of 70.5%. On a pro forma basis, there may be some marginal change in the efficiency ratio for the Company, before factoring the additional expense resulting from the increased investment in fixed assets.

Loan loss provisions for the Company and the Peer Group were relatively modest, amounting to 0.14% and 0.09% of average assets, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. The modestly higher level of loss provisions established by the Company is reflective of the strong loan growth recently posted by Colonial, particularly with respect to high risk-weight loans.

Non-operating expense of 0.02% of average assets for Colonial consisted solely of gains on the sale of investments. The Peer Group reported net non-operating expenses equal to 0.02% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, are not typically viewed as being a recurring source of income and thus will be excluded in the valuation analysis.

The Company's effective tax rate for the last 12 months of 22.8% continues to be below the Peer Group average of 28.1%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the balance of fiscal 2005, and thus remain at a comparative advantage relative to the Peer Group.

3. Stock Market Conditions

Since the date of the Original Appraisal, stock prices as measured by the broad market indices have trended downward. Primarily as a result of strong job growth reflected in the February employment data and better than expected retail sales for February and notwithstanding increasing oil prices, the DJIA moved back into positive territory for the year in early-March, increasing to a four year peak level of 10940.55. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the Federal Reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices during the last week of March. Stocks continued to be trend downward on the news that AIG was being investigated over accounting issues in the first week of April. Broad market indices continued to trend downward in the middle to latter part of April as the price of oil remained volatile, concerns about the trade deficit continued to raise concerns about the long-term value of the dollar, and as concerns of inflation continued to impact the major market indices. On April 22, 2005, the DJIA closed at 10,157.71 or 7.2% lower since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1,932.19 or 6.7% lower since the date of the Original Appraisal.

The market for thrift stocks has also declined since the date of the Original Appraisal. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and increased fears of inflation. Thrift and bank stock prices trended upward during the first full week of April as a pullback in energy prices coupled with reports of strong mortgage loan production by several key mortgage originators supported the market overall, with gains continuing the following week following the release of minutes of the Open Market Committee meeting that future interest rate increases would continue to be measured. However, thrift stock prices declined through the third full week of April as reports of first quarter earnings disappointed many investors, and worries about a "bubble" in housing prices, and the potential for decreases in origination levels in the future. On April 22, 2005, the SNL Index for all publicly-traded thrifts closed at 1,469.62, a decrease of 7.5% since the date of the Original Appraisal. The SNL MHC Index closed at 2,678.28 on April 22, 2005, a decline of 7.8% since the date of the Original Appraisal.

Similar to the performance of the SNL MHC Index, the updated pricing measures for the Peer Group have declined since the date of the Original Appraisal. The Price/Book ("P/B") and Price/Tangible Book ("P/TB") ratios for the Peer Group on a fully converted basis have decreased by slightly more than 5%, while the earnings based pricing measures have decreased in a range of 7% to 8%. On a reported basis, the P/B and P/TB ratios of the Peer Group companies have decreased in the range of 10% to 11%, while the earnings based pricing measures have diminished in a range of 4% to 10%. Trends with respect to the pricing ratios for all publicly-traded thrift institutions have also declined, albeit to a lesser degree, as the average earnings multiples decreased by approximately 4% to 5%, while the book based pricing ratio declined by 8%. Over the corresponding time frame, the SNL Thrift Index has decreased by 7.5% (see Table 4).

Table 4
Average Pricing Characteristics

	At March 4, 2005	At April 22, 2005	Percent Change
Peer Group (Fully Converted Basis)			
Price/Earnings (x)	29.76x	27.46x	(7.7)%
Price/Core Earnings (x)	33.26	31.01	(6.8)
Price/Book (%)	97.46%	92.37%	(5.2)
Price/Tangible Book (%)	100.95	95.82	(5.1)
Price/Assets (%)	23.51	21.54	(8.4)
Price/Share ($) (1)	---	---	(8.4)
Market Capitalization (1)	---	---	(8.1)
Peer Group (Reported MHC Basis)			
Price/Earnings (x)	36.26x	32.64x	(10.0)%
Price/Core Earnings (x)	37.81	36.26	(4.1)
Price/Book (%)	203.05%	181.69%	(10.5)
Price/Tangible Book (%)	218.19	195.09	(10.9)
Price/Assets (%)	27.09	24.48	(9.6)
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.50x	18.68	(4.2)%
Price/Core Earnings (x)	20.96	20.02	(4.5)
Price/Book (%)	161.41%	148.60	(7.9)
Price/Tangible Book (%)	178.22	164.10	(7.9)
Price/Assets (%)	17.51	16.38	(6.5)
Other			
SNL Thrift Index	1589.6	1469.6	(7.5)%
SNL MHC Index	2904.9	2678.3	(7.8)%

(1) Reflects the median percentage change.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion Offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the book based pricing ratios of a converting thrift will typically result in a pricing discount relative to existing thrifts. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, two standard conversions, two second step conversions of mutual holding companies, and five mutual holding company Offerings were completed during the past three months. The mutual holding company Offerings are considered to be more relevant for purposes of our analysis. All five of the mutual holding company Offerings were closed at the top of their super ranges. On a fully-converted basis, the average and median closing pro forma price/tangible book ratios of the recent MHC Offerings equaled 88.0% and 87.3%, respectively. On average, reflecting the downward trend in the overall market for thrift stocks, these five recent MHC Offerings reflected a decline of 1.5% after one month of trading, or through April 22, 2005, if traded for less than one month. Through April 22, 2005, the five stock prices of these five recent MHC Offerings had declined by an average of 2.6% and 5.0% based on the median. The three most recent MHC Offerings (that have been traded for less than one month), have traded down by an average of 10.5%, indicating more weakness to the most recently traded stocks.

Similar price performance has been exhibited by the two second step conversions completed in the last three months, which have traded down by an average of 7.2% through April 22, 2005. OC Financial, Inc., the single full stock conversion Offering completed in the last three months (Benjamin Franklin's Offering involved an acquisition), closed its Offering at a price/tangible book ratio of 75.2%, and has traded up by 7%, implying a current price/book ratio of 81.1%.

Valuation Approaches: Fully Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's Prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock Offering, we have also incorporated the valuation parameters disclosed in the Bank's Prospectus for Offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value, described in the Original Appraisal have not changed; however, we did update the valuation bases to the March 31, 2005 period.

In the Original Appraisal, we made the following adjustments to Colonial's pro forma value based upon our comparative analysis to the Peer Group:

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Benjamin Franklin Bancorp, Inc.*(1,7	MA	4/5/05	BFBC-NASDAQ	$ 781	6.86%	0.02%	NM	$ 55.9	100%	112%	3.0%	Stk.	6.7%	8.0%	4.0%	3.5%	0.00%	128.0%	32.1x	10.3%	0.3x	8.1%	4.0%	$10.00	$10.06	0.6%	$10.39	3.9%	$10.25	2.5%
OC Financial, Inc.*	OH	4/1/05	OCFL-OTCBB	$ 56	5.20%	0.13%	294%	$ 5.6	100%	93%	8.3%	N.A	N.A	8.0%	4.0%	25.0%	0.00%	75.8%	NM	9.2%	NM	12.2%	NM	$10.00	$12.00	20.0%	$10.80	8.0%	$10.70	7.0%
Averages - Standard Conversions:				$ 419	6.03%	0.08%	294%	$ 30.8	100%	103%	5.7%	N.A.	N.A.	8.0%	4.0%	14.3%	0.00%	101.9%	32.1x	9.8%	32.0%	10.1%	4.0%	$10.00	$11.03	10.3%	$10.60	6.0%	$10.48	4.8%
Medians - Standard Conversions:				$ 419	6.03%	0.08%	294%	$ 30.8	100%	103%	5.7%	N.A.	N.A.	8.0%	4.0%	14.3%	0.00%	101.9%	32.1x	9.8%	32.0%	10.1%	4.0%	$10.00	$11.03	10.3%	$10.60	6.0%	$10.48	4.8%
Second Step Conversions																														
First Federal of NM Bancorp, Inc.*	MI	4/4/05	FFNM-NASDAQ	$ 263	8.37%	0.85%	72%	$ 17.0	55%	106%	4.4%	C/S	3.9%	8.2%	4.1%	1.7%	2.14%	96.3%	85.9x	11.2%	0.1%	11.6%	1.1%	$10.00	$9.49	-5.1%	$9.20	-8.0%	$8.91	-10.9%
Rome Bancorp, Inc.*	NY	3/31/05	ROME-NASDAQ	$ 270	14.14%	0.31%	241%	$ 59.0	62%	106%	5.1%	N.A	N.A	4.0%	3.6%	1.0%	2.65%	107.0%	35.9x	29.8%	0.8%	27.9%	3.0%	$10.00	$10.05	0.5%	$9.75	-2.5%	$9.66	-3.4%
Averages - Second Step Conversions:				$ 266	11.26%	0.58%	157%	$ 38.0	58%	106%	4.8%	NA	NA	6.1%	3.9%	1.4%	2.40%	101.6%	60.9x	20.5%	0.5%	19.8%	2.1%	$10.00	$ 9.77	-2.3%	$ 9.48	-5.3%	$9.29	-7.2%
Medians - Second Step Conversions:				$ 266	11.26%	0.58%	157%	$ 38.0	58%	106%	4.8%	NA	NA	6.1%	3.9%	1.4%	2.40%	101.6%	60.9x	20.5%	0.5%	19.8%	2.1%	$10.00	$ 9.77	-2.3%	$ 9.48	-5.3%	$9.29	-7.2%
Mutual Holding Company Conversions																														
FedFirst Financial Corporation	PA	4/7/05	FFCO-NASDAQ	$ 270	7.41%	0.22%	215%	$ 29.8	45%	132%	3.5%	N.A	N.A	8.7%	4.4%	5.3%	0.00%	87.3%	123.5x	20.3%	0.2%	14.9%	1.2%	$10.00	$9.34	-6.6%	$9.07	-9.3%	$8.70	-13.0%
Brooklyn Federal Bancorp, Inc.	NY	4/6/05	BFSB-NASDAQ	$ 304	12.33%	0.00%	NM	$ 39.7	30%	132%	2.8%	N.A	N.A	8.0%	6.5%	2.3%	0.00%	88.3%	37.9x	31.8%	1.0%	20.9%	4.9%	$10.00	$9.95	-0.5%	$9.90	-1.0%	$9.50	-5.0%
Prudential Bancorp, Inc.(1)	PA	3/30/05	PBIP-NASDAQ	$ 407	9.59%	0.25%	116%	$ 56.5	45%	132%	2.7%	N.A	N.A	8.0%	4.0%	1.4%	0.00%	86.2%	40.7x	24.5%	0.6%	19.2%	3.3%	$10.00	$9.85	-1.5%	$9.35	-6.5%	$8.66	-13.4%
Kentucky First Federal Bancorp (7)	KY	3/3/05	KFFB-NASDAQ	$ 295	11.03%	0.59%	37%	$ 21.3	25%	132%	6.3%	N.A	N.A	8.7%	7.9%	5.5%	4.00%	91.5%	35.5x	26.4%	0.6%	16.1%	3.6%	$10.00	$10.79	7.9%	$11.20	12.0%	$11.24	12.4%
Kearny Financial Corp.*	NJ	2/24/05	KRNY-NASDAQ	$1,904	15.64%	0.14%	214%	$ 218.2	30%	132%	1.5%	N.A	N.A	8.0%	6.5%	2.6%	0.00%	86.6%	69.2x	28.7%	0.6%	19.0%	2.9%	$10.00	$11.39	13.9%	$11.50	15.0%	$11.13	11.3%
Averages - Mutual Holding Company Conversions:				$ 636	11.20%	0.24%	145%	$ 73.1	35%	132%	3.4%	NA	NA	8.3%	5.9%	3.4%	0.80%	88.0%	61.3x	26.3%	0.6%	18.0%	3.2%	$10.00	$10.26	2.6%	$10.20	2.0%	$9.85	-1.5%
Medians - Mutual Holding Company Conversions:				$ 304	11.03%	0.22%	165%	$ 39.7	30%	132%	2.8%	NA	NA	8.0%	6.5%	2.6%	0.00%	87.3%	40.7x	26.4%	0.6%	19.0%	3.3%	$10.00	$9.95	-0.5%	$9.90	-1.0%	$9.50	-5.0%
Averages - All Conversions:				$ 505	10.06%	0.28%	170%	$55.9	55%	120%	4.2%	NA	NA	7.7%	5.0%	5.4%	0.98%	94.1%	57.6x	21.4%	4.5%	16.6%	3.0%	$10.00	$10.32	3.2%	$10.13	1.3%	$9.86	-1.4%
Medians - All Conversions:				$ 295	9.59%	0.22%	214%	$39.7	45%	132%	3.5%	NA	NA	8.0%	4.1%	2.6%	0.00%	88.3%	39.3x	24.5%	0.6%	16.1%	3.1%	$10.00	$10.05	0.5%	$9.90	-1.0%	$9.66	-3.4%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

April 22, 2005

Original Appraisal and Current Update Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the Company's updated overall asset/liability composition remained consistent with the data as shown in the Original Appraisal, in terms of earning asset and funding sources. Accordingly, the slight downward adjustment applied for the Company's financial condition in the Original Appraisal remained appropriate. Similarly, a slight downward adjustment remained appropriate for Colonial's profitability, growth and viability of earnings, as the Company's updated trailing twelve month earnings were unchanged on a return on assets basis.

The general market for thrift stocks was lower compared to the date of the Original Appraisal, as indicated by declines in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. The pricing measures for the Peer Group and all publicly-traded reflected notable declines as well, with the Peer Group experiencing more significant declines compared to averages for all publicly-traded thrifts. On average, the five MHC Offerings completed during the past three months traded below their IPO prices in initial trading activity, and the most recent three Offerings declined even further. We note, however, that all five recent MHC Offerings were oversubscribed. Because the market continues to exhibit interest at some level in this type of Offering, we have left the "no adjustment" for marketing of the issue unchanged.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of April 22, 2005, the pro forma market value of Colonial's full conversion Offering equaled $35,000,000 at the midpoint, equal to 3,500,000 shares at $10.00 per share. The valuation reflects an approximate 16.7% decrease relative to the midpoint pro forma value established in the Original Appraisal, and reflects a reduction of the pro forma pricing rations consistent with the Peer Group.

1. P/B Approach. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Colonial's pro forma book value (fully-converted basis). Based on the $35.0 million midpoint valuation (fully converted basis), Colonial's updated pro forma P/B and P/TB ratios equaled 75.59%. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 92.37% and 95.82%, the Company's ratios reflected a discount of 18.2% on a P/B basis and a discount of 21.1% on a P/TB basis. By comparison, the Company's ratios reflected a discount of 18.0% on a P/B basis and a discount of 20.8% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the Original Appraisal (based on the Peer Group averages).

On an MHC basis, the Company's pro forma P/B and P/TB ratios both equaled 117.11% at the midpoint, which reflects a discount from the Peer Group average on an MHC basis of 35.5% to 40.0%, respectively. At the supermaximum of the range, the Company's P/B and P/TB ratios both equaled 134.58%, which reflects a 25.9% and 31.0% discount relative to the Peer Group average P/B and P/TB ratios.

A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears below.

	Price/Book Value	Price/Tangible Book Value
I. Fully Converted Basis (See Table 6)		
Colonial Updated Midpoint -	75.59%	75.59%
Peer Group (At 4/22/05)		
Average	92.37%	95.82%
Median	91.96%	94.75%
Colonial Midpoint Discount Relative to Peer Group		
Original Appraisal as of March 4, 2005		
Peer Group Average	17.98%	20.81%
Peer Group Median	17.14%	21.41%
Updated Appraisal as of April 22, 2005		
Peer Group Average	18.17%	21.11%
Peer Group Median	17.80%	20.22%
Colonial Supermaximum Discount Relative to		
Original Appraisal as of March 4, 2005		
Peer Group Average	11.02%	14.10%
Peer Group Median	10.12%	14.75%
Update Appraisal as of April 22, 2005		
Peer Group Average	10.35%	13.58%
Peer Group Median	9.95%	12.60%

II. MHC Basis (see Table 7)

Colonial Updated Midpoint	117.11%	117.11%
Colonial Updated Supermaximum	134.58%	134.58%
Peer Group (At 4/22/05)		
Average	181.69%	195.09%
Median	185.16%	204.05%
Colonial Midpoint Discount Relative to Peer Group		
Original Appraisal as of March 4, 2005		
Peer Group Average	37.25%	41.61%
Peer Group Median	36.55%	43.78%
Updated Appraisal as of April 22, 2005		
Peer Group Average	35.54%	39.97%
Peer Group Median	36.75%	42.61%
Colonial Supermaximum Discount Relative to		
Original Appraisal as of March 4, 2005		
Peer Group Average	28.71%	33.66%
Peer Group Median	27.91%	36.13%
UpdatedAppraisal as of April 22, 2005		
Peer Group Average	25.93%	31.02%
Peer Group Median	27.32%	34.05%

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversions. As indicated in the Original Appraisal, the pricing characteristics of recent conversion Offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The five recently completed MHC Offerings closed their Offerings at an average pro forma price/tangible book ratio of 88.0% (fully-converted basis) and, on average, declined 1.5%% during the first month of trading. The most three recent MHC Offerings, all of which started trading within the past 30 days, declined in price by 10.5% through April 22, 2005. In comparison, the Company's P/TB ratio of 75.59% at the updated midpoint value reflects an implied discount of 14.1% relative to the average pro forma P/TB ratio of the five recent MHC Offerings at closing. All five of the recent MHC Offerings are quoted on the NASDAQ for purposes of calculating a current P/TB ratio. The current average fully-converted P/TB ratio of the five recent MHC Offerings equals 82.9%, based on closing market prices as of April 22, 2005. In comparison to this fully-converted current P/TB ratio of the five recent publicly-traded MHC Offerings, the Company's P/TB ratio at the updated midpoint value reflects an implied discount of 8.8%. At the supermaximum of the updated valuation range, Colonial's pro forma P/TB ratio of 82.8% is substantially equal to the current ratios of the five MHCs which issued stock publicly over the last three months.

2. P/E Approach. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $1,906,000 for the twelve months ended March 31, 2005. In deriving Colonial's core earnings, the only adjustment made to reported earnings was to eliminate net gains on the sale of investments, which equaled $67,000 for the 12 months ended March 31, 2005 (the same type of adjustments were made for the Peer Group). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 39.94% for the gains eliminated, the Bank's core earnings were determined to equal $1,866,000 for the twelve months ended March 31, 2005.

	Amount ($000)
Net income	$1,906
Deduct: Gain on sale of investments(1)	(40)
Estimated core earnings	$1,866

(1) Tax effected at 39.94%.

Based on Colonial's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $35.0 million midpoint value equaled 18.48 times and 18.88 times, respectively, indicating a discount of 32.7% relative to the Peer Group's average reported P/E multiple (fully-converted basis) of 27.46 times and a 39.1% discount relative to the Peer Group's core P/E multiple of 31.01 times. By comparison, the Company's value at the midpoint in the Original Appraisal indicated a discount of 23.0% on a reported earnings basis and 29.6% on a core earnings basis. At the supermaximum of the Offering range, the Company's pro forma earnings multiples are discounted by 10.8% based on reported earnings and 19.3% based on core earnings.

On an MHC basis, the Company's pro forma P/E multiples based on reported and core earnings equaled 18.60 and 19.00 times at the midpoint, respectively (see Table 7, excludes P/E ratios over 50 times). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock Offering equaled 24.65 and 25.19 times, respectively. In comparison, the Peer Group average multiples on an MHC basis based on reported and core earnings equaled 32.64 and 36.26 times, respectively (excluding P/E ratios over 50 times).

3. P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Moreover, any withdrawal of deposits will result in a further increase in the post-Offering P/A ratio. At the midpoint of the updated valuation range, the Company's value equaled 10.74% of pro forma fully converted assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 21.54% which implies a discount of 50% to the Company's pro forma P/A ratio (fully-converted basis), as compared to a discount of 45% indicated at the midpoint in the Original Appraisal. On an MHC basis, the Company had a P/A ratio of 11.31% at the midpoint, which provides for a discount of 54% to the Peer Group's average P/A ratio of 24.48% (the discount was 50% in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 22, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $35,000,000 at the midpoint, equal to 3,500,000 shares offered at a per share value of $10.00. The updated valuation reflects an approximate 16.7% reduction relative to the fully converted midpoint valuation established in the Original Appraisal. This reduction reflects a decline in the pro forma pricing ratios consistent with the decline in the pricing ratios of the Peer Group.

Pursuant to conversion guidelines, the 15% Offering range indicates a minimum value of $29.8 million and a maximum value of $40.3 million. Based on the $10.00 per share Offering price determined by the Board, this valuation range equates to total shares outstanding of 2,975,000 at the minimum and 4,025,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $46.3 million without a resolicitation. Based on the $10.00 per share Offering price, the supermaximum value would result in total shares outstanding of 4,628,750. The Board of Directors has established a public Offering range such that the public ownership of the Company will constitute a 46.00% ownership. Accordingly, the Offering to the public of the minority stock will equal $13.7 million at the minimum, $16.1 million at the midpoint, $18.5 million at the maximum and $21.3 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 7 and are detailed in Exhibits 4 and 5.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James P. Hennessey
Senior Vice President

Table 6
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Colonial Bankshares, Inc. and the Comparables
As of April 22, 2005

		Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																	Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	Colonial Bankshares, Inc.																			
	Superrange	$10.00	$46.29	$0.40	$12.08	24.49	82.81%	13.79%	82.81%	25.02	$0.00	0.00%	0.00%	$336	16.66%	3.19%	0.56%	3.38%	0.55%	3.31%
	Maximum	$10.00	$40.25	$0.46	$12.61	21.28	79.28%	12.18%	79.28%	21.73	$0.00	0.00%	0.00%	$330	15.36%	3.24%	0.57%	3.73%	0.56%	3.65%
	Midpoint	$10.00	$35.00	$0.53	$13.23	18.48	75.59%	10.74%	75.59%	18.88	$0.00	0.00%	0.00%	$326	14.21%	3.28%	0.58%	4.09%	0.57%	4.00%
	Minimum	$10.00	$29.75	$0.62	$14.06	15.69	71.10%	9.25%	71.10%	16.03	$0.00	0.00%	0.00%	$322	13.01%	3.33%	0.59%	4.53%	0.58%	4.43%
	All Public Companies(7)																			
	Averages	19.54	358.13	0.99	13.63	18.68	148.60	16.38	164.10	20.02	0.45	2.27	34.64	2,502	11.28	0.51	0.76	7.87	0.71	6.89
	Medians	---	---	---	---	16.59	141.51	13.91	154.29	18.18	---	---	---	---	---	---	---	---	---	---
	All Non-MHC State of NJ(7)																			
	Averages	17.16	337.09	0.95	10.9	19.21	160.08	14.33	173.03	21.11	0.41	2.18	35.04	2,180	9.58	0.18	0.86	10.31	0.78	9.29
	Medians	---	---	---	---	14.33	159.19	15.48	175.74	19.37	---	---	---	---	---	---	---	---	---	---
	Publicly-Traded MHC Institutions, Full Conversion Basis																			
	Averages	$16.91	$116.45	$0.56	$18.03	27.46x	92.37	21.54	95.82	31.01x	0.38	2.29	58.63	519	23.27	0.51	0.67	2.98	0.67	2.91
	Medians	--	--	--	--	27.36x	91.96	22.38	94.75	32.09x	--	--	--	--	--	--	--	--	--	--
	Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB	Alliance Bank MHC of PA (20.0)	23.75	88.49	0.76	27.73	30.06	85.65	19.65	85.65	31.25	0.36	1.52	47.37	450	22.94	1.42	0.66	2.84	0.63	2.73
BCSB	BCSB Bankcorp MHC of MD (36.3)	13.72	80.95	0.23	14.92	N.M.	91.96	9.87	94.75	N.M.	0.50	3.64	NM	820	10.74	0.19	0.16	1.41	0.17	1.54
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.50	114.07	0.29	13.30	N.M.	86.47	34.51	86.47	39.66	0.24	2.09	NM	331	39.92	0.12	0.57	1.44	0.87	2.20
CSBK	Clifton Svg Bp MHC of NJ(45.0)	10.26	313.24	0.20	11.50	N.M.	89.22	31.97	89.22	N.M.	0.20	1.95	NM	980	35.84	NA	0.66	1.75	0.66	1.75
GOV	Gouverneur Bcp MHC of NY(42.6)	13.80	31.52	0.43	14.82	30.67	93.12	25.11	93.12	32.09	0.28	2.03	65.12	126	26.97	0.43	0.88	3.07	0.85	2.93
GCBC	Green Co Bcrp MHC of NY (43.9)	35.05	72.10	1.69	32.31	20.86	108.48	22.38	108.48	20.74	0.88	2.51	52.07	322	20.63	0.11	1.10	5.30	1.10	5.33
JXSB	Jcksnville Bcp MHC of IL(47.5)	12.55	24.67	0.48	16.22	24.61	77.37	9.33	85.43	26.15	0.30	2.39	62.50	265	12.05	1.01	0.37	3.18	0.35	2.99
KFED	K-Fed Bancorp MHC of CA (39.1)	12.08	177.76	0.36	12.60	32.65	95.87	25.29	98.29	33.56	0.20	1.66	55.56	703	26.38	NA	0.78	2.94	0.76	2.86
ONFC	Oneida Fincl MHC of NY (42.5)	11.95	90.16	0.56	12.93	23.90	92.42	19.30	106.98	21.34	0.40	3.35	71.43	467	20.88	0.14	0.80	3.93	0.90	4.40
PBHC	Pathfinder BC MHC of NY (35.3)	16.52	40.47	0.42	18.10	24.66	91.27	12.47	101.47	39.33	0.41	2.48	NM	325	13.66	0.88	0.51	3.71	0.32	2.32
WFD	Westfield Finl MHC of MA(43.8)	24.86	247.48	0.71	23.86	32.29	104.19	27.01	104.19	35.01	0.40	1.61	56.34	916	25.92	0.27	0.84	3.20	0.77	2.95

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 7
Public Market Pricing
Colonial Bank, FSB and the Comparables
As of April 22, 2005

	Market Capitalization		Per Share Data												Financial Characteristics(6)					
			Core	Book	Pricing Ratios(3)					Dividends(4)						Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	12 Month EPS(2) ($)	Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Colonial Bank, FSB																				
Superrange	$10.00	$46.29	$0.40	$7.43	24.65x	134.58	14.74	134.58	25.19x	$0.00	0.00%	0.00%	$314	10.95	0.03	0.60	5.46	0.59	5.34	21.29
Maximum	$10.00	$40.25	$0.46	$7.95	21.41x	125.85	12.92	125.85	21.88x	$0.00	0.00%	0.00%	$312	10.26	0.03	0.60	5.88	0.59	5.76	18.52
Midpoint	$10.00	$35.00	$0.53	$8.54	18.60x	117.11	11.31	117.11	19.00x	$0.00	0.00%	0.00%	$310	9.65	0.03	0.61	6.30	0.60	6.16	16.10
Minimum	$10.00	$29.75	$0.62	$9.34	15.79x	107.06	9.68	107.06	16.13x	$0.00	0.00%	0.00%	$307	9.04	0.03	0.61	6.78	0.60	6.64	13.69
All Public Companies(7)																				
Averages	$19.54	$358.13	$0.99	$13.63	18.68x	148.60	16.38	164.10	20.02x	$0.45	2.27	34.64	$2,502	11.28	0.51	0.76	7.87	0.71	6.89	
Medians	—	—	—	—	16.59x	141.51	13.91	154.29	18.18x	—	—	—	—	—	—	—	—	—	—	
All Non-MHC State of NJ(7)																				
Averages	$17.16	$337.09	$0.95	$10.90	19.21x	160.08	14.33	173.03	21.11x	$0.41	2.18	35.04	$2,180	9.58	0.18	0.86	10.31	0.78	9.29	
Medians	—	—	—	—	14.33x	159.19	15.48	175.74	19.37x	—	—	—	—	—	—	—	—	—	—	
Comparable Group Averages																				
Averages	$16.91	$47.67	$0.46	$9.09	32.64x	181.69	24.48	195.09	36.26x	$0.38	2.29	25.68	$459	13.89	0.51	0.62	4.92	0.63	4.76	
Medians	-	-	-	-	32.65x	185.16	25.09	204.05	39.29x	-	-	-	-	-	-	-	-	-	-	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	$23.75	$16.34	$0.59	$10.18	38.31	233.30	21.39	233.30	40.25	$0.36	1.52	12.20	382	9.17	1.42	0.56	6.03	0.53	5.73	
BCSB BCSB Bankcorp MHC of MD (36.3)	$13.72	$29.42	$0.15	$7.41	N.M.	185.16	10.44	196.84	N.M.	$0.50	3.64	NM	776	5.64	0.19	0.10	1.76	0.12	2.03	
CHEV Cheviot Fin Cp MHC of OH(45.0)	$11.50	$51.32	$0.23	$7.86	N.M.	146.31	41.25	146.31	50.00	$0.24	2.09	NM	277	28.19	0.12	0.47	1.68	0.83	2.96	
CSBK Clifton Svg Bp MHC of NJ(45.0)	$10.26	$140.96	$0.15	$6.66	N.M.	154.29	37.67	154.29	N.M.	$0.20	1.95	NM	832	24.41	NA	0.59	2.28	0.59	2.28	
GOV Gouverneur Bcp MHC of NY(42.6)	$13.80	$13.41	$0.36	$8.00	36.32	172.50	28.67	172.50	38.33	$0.28	2.03	NM	110	16.62	0.43	0.86	4.84	0.82	4.59	
GCBC Green Co Bcrp MHC of NY (43.9)	$35.05	$31.65	$1.51	$15.40	23.37	227.60	25.09	227.60	23.21	$0.88	2.51	25.58	287	11.02	0.11	1.10	10.14	1.11	10.21	
JXSB Jcksnville Bcp MHC of IL(47.5)	$12.55	$11.63	$0.42	$10.52	27.89	119.30	9.74	139.60	29.88	$0.30	2.39	33.68	253	8.16	1.01	0.34	4.35	0.32	4.06	
KFED K-Fed Bancorp MHC of CA (39.1)	$12.08	$68.71	$0.29	$6.23	40.27	193.90	29.18	204.05	41.66	$0.20	1.66	26.66	609	15.05	NA	0.73	4.84	0.70	4.68	
ONFC Oneida Fincl MHC of NY (42.5)	$11.95	$38.00	$0.50	$6.98	27.16	171.20	21.35	228.93	23.90	$0.40	3.35	NM	422	12.47	0.14	0.78	6.49	0.88	7.37	
PBHC Pathfinder BC MHC of NY (35.3)	$16.52	$14.29	$0.32	$8.91	28.98	185.41	13.40	233.00	N.M.	$0.41	2.48	NM	302	7.23	0.88	0.47	6.41	0.26	3.60	
WFD Westfield Finl MHC of MA(43.8)	$24.86	$108.59	$0.58	$11.86	38.84	209.61	31.06	209.61	42.86	$0.40	1.61	30.26	797	14.82	0.27	0.80	5.29	0.73	4.80	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of April 22, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(147)	20.23	19,798	399.3	24.31	18.26	20.33	-0.59	-3.24	-9.27	1.23	1.12	14.63	13.22	161.50
SAIF-Insured Thrifts(121)	19.89	16,129	345.0	23.83	17.81	19.97	-0.51	-2.52	-8.80	1.21	1.08	14.51	13.28	163.65
BIF-Insured Thrifts(26)	21.83	36,825	651.0	26.54	20.33	22.01	-0.97	-6.59	-11.46	1.32	1.29	15.16	12.93	151.54
NYSE Traded Companies(13)	28.42	98,860	2,202.1	32.78	24.59	27.87	1.55	1.70	-8.94	2.14	1.72	17.74	15.16	226.31
AMEX Traded Companies(8)	21.31	4,501	88.3	25.35	19.72	21.39	-0.02	2.13	-8.49	1.18	1.16	15.99	15.45	189.28
NASDAQ Listed OTC Companies(126)	19.29	12,189	223.6	23.34	17.49	19.46	-0.85	-4.09	-9.35	1.13	1.05	14.22	12.88	152.93
California Companies(13)	27.69	23,499	762.4	31.89	22.88	27.41	0.25	6.09	-7.71	2.22	1.59	17.29	16.49	230.26
Florida Companies(8)	22.37	24,895	546.0	26.42	18.58	22.37	0.01	11.83	-11.13	1.16	1.16	10.37	9.90	139.32
Mid-Atlantic Companies(37)	18.29	39,832	738.6	23.19	16.66	18.53	-1.15	-6.64	-13.27	1.08	0.99	12.57	10.74	146.87
Mid-West Companies(52)	19.55	8,273	165.6	23.53	18.09	19.65	-0.44	-6.69	-7.85	1.11	1.02	15.78	14.46	162.41
New England Companies(12)	22.71	19,365	298.8	26.90	21.29	22.63	0.15	-4.94	-8.72	1.22	1.20	15.72	14.24	159.58
North-West Companies(8)	23.06	17,968	423.4	26.39	20.78	23.31	-1.22	4.19	-8.30	1.56	1.50	15.85	13.71	160.79
South-East Companies(13)	17.97	8,392	116.7	21.04	16.17	18.14	-0.98	-0.03	-6.47	0.89	0.73	13.92	13.29	133.68
South-West Companies(3)	15.55	11,797	199.0	17.02	13.67	15.75	-1.31	0.39	-6.45	0.86	0.59	12.56	7.57	187.69
Western Companies (Excl CA)(1)	12.14	6,621	80.4	13.91	9.95	12.00	1.17	5.93	-2.96	3.31	6.66	13.94	13.94	285.28
Thrift Strategy(139)	19.85	16,895	335.5	23.86	17.92	19.93	-0.53	-3.74	-9.13	1.18	1.08	14.54	13.19	158.44
Mortgage Banker Strategy(6)	24.99	88,414	1,872.5	29.38	22.24	25.46	-1.73	5.95	-11.57	1.87	1.56	15.36	12.22	205.30
Real Estate Strategy(1)	12.90	7,034	90.7	16.34	12.01	13.00	-0.77	1.98	-6.52	0.76	0.55	9.21	9.21	114.08
Diversified Strategy(1)	49.94	7,086	353.9	62.75	45.03	50.51	-1.13	2.91	-16.77	3.66	3.57	27.70	27.55	353.23
Companies Issuing Dividends(135)	20.46	20,754	415.2	24.56	18.57	20.58	-0.66	-3.20	-9.40	1.25	1.13	14.78	13.42	159.51
Companies Without Dividends(12)	17.51	8,501	210.8	21.38	14.60	17.41	0.17	-3.79	-7.77	0.99	0.98	12.83	10.82	185.02
Equity/Assets <6%(15)	18.40	18,542	420.7	22.41	16.74	18.82	-2.12	-6.35	-9.80	1.48	1.47	12.85	11.44	237.18
Equity/Assets 6-12%(93)	22.54	15,344	348.8	26.92	20.21	22.58	-0.37	-2.22	-8.81	1.43	1.24	15.38	14.30	180.75
Equity/Assets >12%(39)	15.57	30,383	507.2	18.99	14.31	15.69	-0.58	-4.53	-10.16	0.67	0.71	13.50	11.34	92.36
Converted Last 3 Mths (no MHC)(3)	9.61	7,017	68.7	13.60	9.27	9.60	-0.01	-14.10	-19.35	0.24	0.24	11.05	9.18	73.24
Actively Traded Companies(13)	26.46	46,333	1,047.7	31.56	24.45	26.54	-0.65	-3.72	-10.55	1.72	1.68	17.55	15.19	200.05
Market Value Below $20 Million(9)	11.50	1,636	15.7	15.24	10.85	11.34	1.23	-17.13	-6.51	0.03	-0.40	11.01	10.72	133.61
Holding Company Structure(141)	20.21	20,422	412.1	24.21	18.22	20.32	-0.63	-3.02	-9.05	1.23	1.13	14.66	13.20	161.12
Assets Over $1 Billion(57)	22.68	45,135	925.9	27.17	20.28	22.73	-0.40	-2.20	-11.40	1.56	1.40	14.48	12.30	172.13
Assets $500 Million-$1 Billion(43)	20.33	5,213	95.4	24.00	18.14	20.44	-0.57	1.80	-8.39	1.27	1.24	14.84	13.62	166.57
Assets $250-$500 Million(25)	18.75	2,591	41.4	22.61	17.49	18.99	-1.41	-8.88	-7.75	1.09	0.92	15.93	14.89	172.89
Assets less than $250 Million(22)	15.40	1,707	25.0	19.46	14.07	15.44	-0.15	-8.87	-7.19	0.44	0.38	13.06	12.88	110.47
Goodwill Companies(104)	21.46	24,934	513.4	25.59	19.36	21.58	-0.71	-2.73	-9.19	1.32	1.15	15.16	13.25	169.02
Non-Goodwill Companies(41)	17.53	6,889	113.8	21.51	15.79	17.57	-0.31	-4.27	-9.10	1.03	1.07	13.37	13.37	145.13
Acquirors of FSLIC Cases(5)	26.39	31,704	941.1	31.85	22.70	25.73	0.60	-9.01	-9.54	1.14	0.76	18.54	17.45	239.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(29)	16.06	18,879	151.0	19.46	14.18	16.14	-0.45	0.05	-11.03	0.34	0.32	8.61	8.11	66.12
SAIF-Insured Thrifts(18)	13.71	18,115	101.1	16.84	12.76	13.83	-0.36	0.67	-10.99	0.13	0.16	7.95	7.61	53.90
BIF-Insured Thrifts(11)	20.30	20,254	240.9	24.18	16.74	20.29	-0.61	-1.07	-11.12	0.73	0.62	9.81	9.02	88.12
AMEX Traded Companies(2)	19.33	6,120	61.0	21.25	14.16	19.36	-0.10	10.10	-5.55	0.51	0.47	9.93	9.93	64.09
NASDAQ Listed OTC Companies(27)	15.81	19,861	157.9	19.32	14.18	15.89	-0.48	-0.72	-11.46	0.33	0.31	8.51	7.97	66.28
California Companies(1)	12.08	14,715	68.7	15.62	10.47	11.95	1.09	3.25	-19.25	0.30	0.29	6.23	5.92	41.40
Mid-Atlantic Companies(15)	14.60	16,772	84.4	18.05	13.35	14.70	-0.50	-7.13	-11.82	0.40	0.42	8.21	7.60	71.57
Mid-West Companies(5)	16.60	19,695	172.8	19.40	14.58	16.61	0.24	4.93	-6.41	0.01	0.02	9.29	8.61	68.16
New England Companies(5)	19.35	26,253	371.8	21.40	14.73	19.11	-0.46	12.31	-7.34	0.58	0.43	9.07	8.82	65.05
South-East Companies(2)	20.98	17,074	90.9	29.65	20.85	21.84	-2.31	-2.34	-24.15	0.37	0.29	10.80	10.54	50.67
Western Companies (Excl CA)(1)	11.65	15,209	72.6	13.24	11.35	11.76	-0.94	16.50	-7.17	0.02	0.01	6.59	6.59	40.65
Thrift Strategy(28)	15.11	16,089	96.1	18.53	13.68	15.27	-0.65	-1.63	-11.71	0.28	0.30	8.46	7.99	64.35
Diversified Strategy(1)	41.69	94,200	1,632.8	44.48	27.58	39.67	5.09	45.41	7.20	2.12	0.88	12.74	11.57	113.78
Companies Issuing Dividends(22)	18.06	18,268	175.9	22.04	15.65	18.14	-0.35	-0.13	-11.60	0.42	0.37	9.25	8.65	74.77
Companies Without Dividends(7)	10.06	20,712	76.4	11.71	9.77	10.14	-0.75	0.60	-9.34	0.11	0.19	6.69	6.50	40.16
Equity/Assets <6%(1)	13.72	5,900	29.4	18.00	13.15	14.01	-2.07	-21.73	-18.09	0.13	0.15	7.41	6.97	131.46
Equity/Assets 6-12%(9)	24.24	29,722	364.5	29.53	20.70	24.23	-0.41	-3.38	-11.72	0.63	0.47	10.89	9.94	114.63
Equity/Assets >12%(19)	12.74	14,997	67.5	15.29	11.48	12.84	-0.38	2.64	-10.37	0.23	0.27	7.71	7.40	42.25
Holding Company Structure(25)	15.71	15,692	97.4	19.24	14.19	15.89	-0.77	-0.78	-11.16	0.28	0.31	8.69	8.17	68.03
Assets Over $1 Billion(6)	27.41	62,287	629.3	32.86	23.49	27.45	0.07	5.13	-8.46	0.51	0.23	11.34	10.20	88.00
Assets $500 Million-$1 Billion(9)	12.80	14,228	73.0	15.57	11.50	12.89	-0.69	2.62	-14.68	0.20	0.25	7.40	7.29	57.77
Assets $250-$500 Million(12)	14.14	6,910	32.2	17.38	12.80	14.23	-0.57	-7.83	-10.25	0.36	0.40	8.38	7.78	67.41
Assets less than $250 Million(2)	13.90	3,102	19.1	15.94	11.25	13.89	0.07	23.08	-5.75	0.44	0.43	8.62	8.62	41.22
Goodwill Companies(12)	16.81	25,388	227.2	21.06	14.85	16.88	-0.46	-3.00	-12.92	0.50	0.40	8.78	7.79	77.84
Non-Goodwill Companies(15)	16.42	14,580	102.7	19.45	14.37	16.49	-0.26	3.96	-9.71	0.25	0.28	8.84	8.70	60.52
MHC Institutions(29)	16.06	18,879	151.0	19.46	14.18	16.14	-0.45	0.05	-11.03	0.34	0.32	8.61	8.11	66.12
MHC Converted Last 3 Months(5)	9.74	22,747	77.1	10.75	9.24	9.75	-0.27	-2.62	-2.62	0.14	0.19	6.61	5.96	33.84

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All *thrifts are SAIF* insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.03	109,466	2,849.4	27.81	22.17	24.35	6.90	9.97	-2.33	2.01	2.06	12.51	10.82	213.91
BBX	BankAtlantic Bancorp of FL	16.91	60,542	1,023.8	20.12	14.37	16.60	1.87	8.47	-15.03	1.17	1.37	7.75	6.31	105.00
CFB	Commercial Federal Corp. of NE	26.17	39,254	1,027.3	30.38	24.70	25.88	1.12	3.15	-11.92	1.95	1.97	20.11	15.65	291.73
DSL	Downey Financial Corp. of CA	61.47	27,854	1,712.2	65.20	47.15	57.72	6.50	25.81	7.84	3.87	3.05	36.18	36.06	561.82
FED	FirstFed Financial Corp. of CA	49.00	16,523	809.6	55.25	38.16	47.85	2.40	18.67	-5.53	3.98	3.77	28.90	28.57	452.04
FBC	Flagstar Bancorp, Inc. of MI	19.02	61,358	1,167.0	23.17	18.00	19.10	-0.42	-14.40	-15.84	2.34	1.70	11.98	11.98	213.92
NDE	IndyMac Bancorp, Inc. of CA	35.47	61,995	2,199.0	39.15	29.21	34.99	1.37	9.24	2.96	3.41	-1.18	20.39	19.07	271.40
NYB	New York Community Bcrp of NY*	17.90	265,478	4,752.1	26.73	17.04	17.52	2.17	-32.68	-12.98	1.34	1.72	12.00	4.32	90.55
NAL	NewAlliance Bancshares of CT*	13.25	114,159	1,512.6	15.76	12.92	13.07	1.38	-3.99	-13.40	0.04	0.36	12.41	8.26	54.87
PFB	PFF Bancorp, Inc. of Pomona CA	27.73	24,783	687.2	31.45	23.17	26.31	5.40	13.65	-10.23	1.79	1.66	13.99	13.94	156.28
PFS	Provident Fin. Serv. Inc of NJ*	16.18	74,079	1,198.6	19.70	16.00	16.33	-0.92	-5.93	-16.47	0.67	0.64	15.35	9.38	86.84
SOV	Sovereign Bancorp, Inc. of PA	20.13	377,800	7,605.1	23.80	19.56	21.07	-4.46	0.20	-10.73	1.20	1.21	13.20	6.90	144.18
WES	Westcorp of Irvine CA	40.15	51,895	2,083.6	47.59	37.25	41.46	-3.16	-10.06	-12.58	4.01	4.01	25.82	25.81	299.55
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	33.01	5,874	193.9	39.20	32.31	33.55	-1.61	-3.42	-11.14	1.96	1.83	22.43	21.19	223.04
CNY	Carver Bancorp, Inc. of NY	17.85	2,480	44.3	23.18	17.85	18.10	-1.38	-22.76	-10.75	1.28	2.14	18.37	18.37	248.41
EFC	EFC Bancorp, Inc of Elgin IL	25.21	4,745	119.6	27.40	23.00	25.65	-1.72	-6.46	-3.22	1.44	1.75	18.03	18.03	211.57
FDT	Federal Trust Corp of FL	10.25	8,062	82.6	10.75	7.40	10.20	0.49	28.13	0.49	0.41	0.37	4.82	4.82	67.70
GOV	Gouverneur Bcp MHC of NY(42.6)	13.80	2,284	13.4	16.50	11.50	13.80	0.00	6.15	-7.38	0.38	0.36	8.00	8.00	48.13
SZB	SouthFirst Bancshares of AL	15.00	719	10.8	18.75	14.62	14.92	0.54	-8.54	-2.60	-0.71	-1.49	14.41	13.65	200.05
TSH	Teche Hlding Cp of N Iberia LA	36.25	2,250	81.6	41.75	34.10	36.00	0.69	3.87	-5.23	2.55	2.48	26.73	24.94	298.66
WSB	Washington SB, FSB of Bowie MD	11.60	7,378	85.6	16.45	8.76	11.28	2.84	24.06	-26.95	1.32	1.01	7.13	7.13	75.50
WFD	Westfield Finl MHC of MA(43.8)*	24.86	9,955	108.6	26.00	16.81	24.91	-0.20	14.04	-3.72	0.64	0.58	11.86	11.86	80.05
WRO	Woronoco Bancorp, Inc. of MA(8)*	34.10	3,896	132.9	40.20	27.75	34.15	-0.15	0.44	-7.03	0.66	1.29	20.90	20.07	235.70
NASDAQ Listed OTC Companies															
ASBP	ASB Financial Corp. of OH	21.84	1,702	37.2	26.50	19.78	21.55	1.35	-14.35	-0.73	1.19	1.17	10.96	10.96	101.62
ABBC	Abington Com Bcp MHC PA (45.0)	11.16	15,870	79.7	13.75	11.05	11.57	-3.54	11.60	-16.53	0.31	0.31	7.75	7.75	45.24
AABC	Access Anytime Bancorp of NM	14.00	1,698	23.8	15.01	13.00	14.25	-1.75	-1.06	-6.54	0.66	0.24	12.30	5.70	216.45
ALLB	Alliance Bank MHC of PA (20.0)*	23.75	3,441	16.3	41.50	23.75	24.50	-3.06	-32.14	-39.93	0.62	0.59	10.18	10.18	111.05
ASBI	Ameriana Bancorp of IN	13.17	3,151	41.5	17.48	13.01	13.61	-3.23	-20.13	-17.89	0.45	0.39	12.26	12.08	136.01
ABCW	Anchor BanCorp Wisconsin of WI	26.72	22,959	613.5	29.75	23.94	26.95	-0.85	5.61	-8.34	1.93	1.62	13.97	13.08	171.37
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	11.20	14,548	65.2	15.15	10.96	11.09	0.99	12.00	-18.66	0.26	0.26	6.78	6.57	43.83
ALFC	Atlantic Liberty Fincl of NY	21.50	1,693	36.4	25.22	16.80	21.98	-2.18	26.47	-8.51	1.16	1.48	16.34	16.34	109.54
BCSB	BCSB Bankcorp MHC of MD (36.3)	13.72	5,900	29.4	18.00	13.15	14.01	-2.07	-21.73	-18.09	0.13	0.15	7.41	6.97	131.46
BFCF	BFC Financial Corp. of FL(8)	8.46	28,141	238.1	11.34	6.91	8.95	-5.47	-10.67	-16.40	0.39	0.39	3.92	0.78	247.14
BKMU	Bank Mutual Corp of WI	11.16	65,956	736.1	12.59	9.65	11.49	-2.87	5.58	-8.30	0.45	0.45	10.17	9.30	52.24
BKUNA	BankUnited Fin. Corp. of FL	24.15	30,249	730.5	32.95	24.00	26.11	-7.51	-7.01	-24.41	1.76	1.68	16.39	15.45	294.71
BFBC	Benjamin Frkln Bncrp Inc of MA*	10.25	8,392	86.0	10.70	9.91	10.14	1.08	2.50	2.50	0.28	0.31	12.16	7.81	96.86
BHBC	Beverly Hills Bncorp Inc of CA	10.84	21,138	229.1	11.34	7.06	10.40	4.23	10.84	7.33	0.93	0.93	8.05	7.90	63.34
BRBI	Blue River Bancshares of IN	5.00	3,406	17.0	6.85	4.51	4.90	2.04	-17.22	-3.47	-0.08	-0.02	4.63	3.60	60.67
BOFI	Bofi Holding, Inc. Of CA(8)	9.75	4,563	44.5	12.00	9.50	11.00	-11.36	-2.50	-2.50	0.36	0.38	5.74	5.74	112.45
BYFC	Broadway Financial Corp. of CA	11.53	1,520	17.5	13.94	10.75	11.74	-1.79	-14.47	-7.69	1.07	0.97	8.91	8.91	181.93
BRKL	Brookline Bancorp, Inc. of MA*	15.00	61,659	924.9	16.45	13.75	14.31	4.82	1.90	-8.09	0.29	0.27	9.49	9.49	27.48
BFSB	Brooklyn Fed MHC of NY (30.0)	9.50	13,225	37.7	10.30	9.15	9.50	0.00	-5.00	-5.00	0.27	0.26	5.31	5.31	25.44
CITZ	CFS Bancorp, Inc of Munster IN	13.36	12,385	165.5	14.99	12.44	13.59	-1.69	-6.57	-6.38	-0.53	-0.47	11.94	11.83	106.15
CFFN	Capitol Fd Fn MHC of KS (29.5)	33.60	74,073	732.4	37.31	29.27	33.88	-0.83	0.66	-6.67	-1.25	-1.25	11.43	11.43	115.42
CEBK	Central Bncrp of Somerville MA*	26.55	1,589	42.2	37.39	26.00	27.75	-4.32	-28.84	-8.45	1.19	0.91	24.39	22.98	320.57
GCFC	Central Federal Corp. of OH	10.45	2,186	22.8	18.00	9.75	10.65	-1.88	-20.89	-22.01	-1.14	-1.04	8.41	8.41	67.91
CHFN	Charter Fincl MHC of GA (19.3)	30.76	19,599	116.6	44.15	30.74	32.59	-5.62	-16.68	-29.64	0.48	0.31	14.81	14.51	57.51
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.50	9,919	51.3	13.24	10.17	11.15	3.14	2.86	-8.73	0.13	0.23	7.86	7.86	27.88
CTZN	Citizens First Bancorp of MI	22.07	8,264	182.4	26.40	20.53	21.23	3.96	-7.93	-8.73	1.00	0.96	19.71	18.07	168.61
CSBC	Citizens South Banking of NC	13.28	7,247	96.2	14.35	12.40	12.85	3.35	0.76	-6.94	0.41	0.50	9.99	8.96	70.23
CSBK	Clifton Svg Bp MHC of NJ(45.0)	10.26	30,530	141.0	12.90	9.98	10.02	2.40	-15.14	-15.56	0.15	0.15	6.65	6.65	27.24
CFCP	Coastal Fin. Corp. of SC	14.86	17,660	262.4	18.44	10.74	14.75	0.75	13.52	-14.70	0.88	0.86	5.05	5.05	78.35
CCBI	Commercial Capital Bcrp of CA	18.00	54,520	981.4	24.99	14.70	18.95	-5.01	-1.42	-22.35	1.03	0.97	11.47	4.80	92.15
CFFC	Community Fin. Corp. of VA	21.51	2,081	44.8	24.55	18.20	21.51	0.00	3.96	-3.06	1.77	1.77	14.98	14.98	182.02
CIBI	Community Inv. Bncp, Inc of OH	13.12	1,070	14.0	16.00	12.87	12.87	1.94	-12.94	-11.05	0.82	0.76	12.38	12.38	120.86
DCOM	Dime Community Bancshars of NY*	14.05	37,166	522.2	19.05	13.96	14.73	-4.62	-23.56	-21.55	1.24	1.24	7.58	6.08	90.87
ESBF	ESB Financial Corp. of PA	12.67	10,683	135.4	15.65	10.63	12.46	1.69	-8.85	-12.32	0.94	0.87	9.15	8.46	130.54

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
ESBK	Elmira Svgs Bank, FSB of NY*	26.96	1,096	29.5	33.35	25.98	27.86	-3.23	-4.33	-13.03	2.37	2.06	20.32	19.91	291.03
FFDF	FFD Financial Corp of Dover OH	15.00	1,178	17.7	16.75	13.00	13.89	7.99	9.81	-6.31	0.59	0.48	14.35	14.35	117.48
FFLC	FFLC Bancorp of Leesburg FL(8)	41.52	5,412	224.7	42.50	24.26	41.19	0.80	46.25	18.29	1.85	1.79	15.61	15.61	196.84
FMCO	FMS Fin Corp. of Burlington NJ	18.65	6,502	121.3	23.00	15.15	19.22	-2.97	2.30	-11.19	1.35	1.28	10.82	10.42	192.25
FSBI	Fidelity Bancorp, Inc. of PA	23.83	2,643	63.0	25.49	19.75	23.75	0.34	15.23	-5.44	1.69	1.53	15.72	14.65	244.68
FFFL	Fidelity Bankshares, Inc of FL	22.72	24,427	555.0	28.85	21.60	22.72	0.00	-0.04	-20.31	0.94	0.98	10.29	10.17	142.08
FBTC	First BancTrust Corp of IL	11.50	2,495	28.7	13.35	10.85	11.38	1.05	-12.81	-3.04	0.49	0.41	11.04	11.04	92.55
FBEI	First Bancorp of Indiana of IN	20.00	1,503	30.1	21.03	18.90	19.50	2.56	-1.23	3.09	0.32	0.18	19.88	18.56	184.92
FBSI	First Bancshares, Inc. of MO	19.15	1,602	30.7	22.75	18.25	19.41	-1.34	-5.90	-6.59	1.82	1.81	17.85	17.57	162.34
FCAP	First Capital, Inc. of IN	19.33	2,597	50.2	24.25	18.50	18.75	3.09	-17.74	-7.95	1.32	1.30	15.68	13.40	163.77
FCFL	First Community Bk Corp of FL	25.50	2,221	56.6	29.43	18.10	24.95	2.20	18.99	-7.68	0.91	0.88	10.63	10.44	108.87
FDEF	First Defiance Fin. Corp of OH	26.75	7,020	187.8	29.99	22.01	25.92	3.20	3.68	-7.28	1.54	1.35	18.07	15.38	160.49
FFFS	First Fed Serv MHC of IL(45.0)	14.00	3,920	24.7	15.37	11.00	13.98	0.14	40.00	-4.11	0.49	0.49	9.24	9.24	34.31
FFNM	First Fed of N. Michigan of MI	8.91	3,066	27.3	15.02	8.44	9.02	-1.22	-21.64	-36.08	0.14	0.12	11.65	10.39	89.34
FFBH	First Fed. Bancshares of AR	23.22	5,094	118.3	26.00	18.00	24.20	-4.05	22.99	3.11	1.53	1.45	14.78	14.78	147.56
FFBI	First Federal Bancshares of IL	22.48	1,317	29.6	33.50	20.10	22.46	0.09	-31.86	4.51	1.37	1.12	18.32	17.11	237.27
FFSX	First Federal Bankshares of IA	20.35	3,652	74.3	24.00	19.60	19.60	3.83	-5.52	-10.75	1.59	1.69	19.69	14.59	156.45
FFCH	First Fin. Holdings Inc. of SC	26.28	12,352	324.6	34.14	25.64	26.50	-0.83	-9.07	-19.73	2.04	2.09	13.56	11.75	198.88
FFHS	First Franklin Corp. of OH	16.00	1,655	26.5	22.00	16.00	17.00	-5.88	-13.04	-18.78	0.41	0.28	14.57	14.57	165.54
FKFS	First Keystone Fin., Inc of PA	16.50	1,931	31.9	28.12	16.50	19.15	-13.84	-42.11	-30.08	1.03	0.81	15.36	15.36	294.60
CASH	First Midwest Fin., Inc. of IA	22.25	2,499	55.6	26.00	20.26	23.49	-5.28	-4.30	-4.09	1.38	1.61	18.54	17.17	323.50
FMSB	First Mutual Bncshrs Inc of WA*	25.26	5,288	133.6	26.80	21.55	25.18	0.32	9.83	-1.67	1.76	1.53	11.24	11.24	189.82
FNFG	First Niagara Fin. Group of NY*	12.34	118,200	1,458.6	14.85	11.49	13.00	-5.08	-6.30	-11.54	0.46	0.48	7.85	4.93	42.96
FNFI	First Niles Fin., Inc. of OH	14.50	1,385	20.1	20.70	14.50	15.01	-3.40	-19.44	-20.72	0.75	0.62	11.85	11.85	71.65
FPTB	First PacTrust Bancorp of CA	25.50	4,226	107.8	27.97	19.66	24.35	4.72	24.39	-6.76	1.20	1.19	18.79	18.79	159.60
FPFC	First Place Fin. Corp. of OH	16.75	14,997	251.2	23.27	16.44	16.97	-1.30	-6.84	-25.19	0.78	0.83	15.19	10.36	159.05
FBNW	FirstBank NW Corp. of WA	26.00	2,989	77.7	29.44	24.50	26.89	-3.31	-0.08	-8.48	2.11	1.78	23.89	17.28	257.47
FFCO	FirstFed Fin MHC of PA (45.0)	8.70	6,613	25.9	9.56	8.35	9.00	-3.33	-13.00	-13.00	-0.15	0.08	6.77	6.61	44.53
FFIC	Flushing Fin. Corp. of NY*	16.27	19,204	312.4	21.49	16.10	17.17	-5.24	-6.01	-18.89	1.18	1.20	8.37	8.16	107.17
FBTX	Franklin Bank Corp of TX*	17.09	21,896	374.2	19.03	14.33	17.24	-0.87	1.85	-6.36	1.06	0.94	12.82	9.43	158.92
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.25	1,147	23.2	25.25	19.00	21.00	-3.57	-14.12	-11.96	1.15	1.25	16.67	16.67	189.41
GSLA	GS Financial Corp. of LA	17.90	1,288	23.1	19.93	17.73	17.90	0.00	-7.06	-0.56	0.15	0.54	22.47	22.47	155.33
PEDE	Great Pee Dee Bancorp of SC	13.90	1,815	25.2	18.50	13.90	15.00	-7.33	-9.15	-7.52	0.68	0.64	14.76	14.24	94.67
GAFC	Greater Atlant. Fin Corp of VA	6.09	3,012	18.3	7.70	5.70	6.15	-0.98	-20.91	-2.56	-0.81	-2.61	5.86	5.44	131.53
GCBC	Green Co Bcrp MHC of NY (43.9)*	35.05	2,057	31.7	35.28	28.16	35.05	0.00	9.05	6.34	1.50	1.51	15.40	15.40	139.71
HFFC	HF Financial Corp. of SD	19.30	3,555	68.6	24.74	14.05	20.01	-3.55	16.76	5.75	1.61	1.46	15.28	13.89	238.78
HMNF	HMN Financial, Inc. of MN	30.35	4,407	133.8	33.50	24.51	29.88	1.57	13.37	-8.00	2.11	1.93	19.01	18.07	217.99
HARB	Harbor Florida Bancshrs of FL	34.67	23,867	827.5	36.42	26.02	33.66	3.00	22.42	0.17	1.77	1.68	12.36	12.19	117.54
HARL	Harleysville Svgs Fin Cp of PA	17.50	3,866	67.7	26.00	15.45	18.00	-2.78	-5.51	-3.10	1.27	1.22	11.69	11.69	188.04
HWFG	Harrington West Fncl Grp of CA	16.62	5,279	87.7	19.70	15.40	16.83	-1.25	-2.81	-11.83	1.56	1.47	9.98	9.05	204.84
HIFS	Hingham Inst. for Sav. of MA*	42.00	2,090	87.8	44.50	38.60	39.25	7.01	3.70	-4.33	2.79	2.76	21.21	21.21	261.75
HCFC	Home City Fin. Corp. of OH	15.35	836	12.8	18.25	14.55	15.35	0.00	-12.29	-0.32	0.82	0.81	15.23	14.90	186.87
HOME	Home Fed Bncp MHC of ID (41.0)	11.65	15,209	72.6	13.24	11.35	11.76	-0.94	16.50	-7.17	0.02	0.01	6.59	6.59	40.65
HLFC	Home Loan Financial Corp of OH	17.99	1,689	30.4	21.87	17.98	18.10	-0.61	-10.05	-11.16	1.00	0.93	13.51	13.51	94.90
HFBC	HopFed Bancorp, Inc. of KY	16.59	3,639	60.4	17.81	16.03	16.50	0.55	-2.58	-3.04	1.10	1.01	13.47	11.95	157.48
HRZB	Horizon Financial Corp. of WA*	18.47	10,121	186.9	22.56	16.73	18.54	-0.38	3.71	-10.25	1.30	1.16	10.69	10.64	92.15
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	33.04	186,407	2,096.3	41.00	32.25	33.51	-1.40	-3.39	-10.27	1.28	1.24	7.53	7.53	108.08
ICBC	Independence Comm Bnk Cp of NY*	35.65	84,493	3,012.2	43.38	34.55	36.96	-3.54	-4.70	-16.28	2.51	2.58	27.27	12.66	210.12
IFSB	Independence FSB of DC	9.12	1,552	14.2	20.95	8.53	9.12	0.00	-56.15	-17.02	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(47.5)	12.55	1,966	11.6	19.25	12.25	12.80	-1.95	-32.16	-25.83	0.45	0.42	10.52	8.99	128.86
JFBI	Jefferson Bancshares Inc of TN	12.50	7,822	97.8	13.50	11.30	12.83	-2.57	2.04	-4.94	0.49	0.50	11.27	11.27	38.73
KFED	K-Fed Bancorp MHC of CA (39.1)	12.08	14,715	68.7	15.62	10.47	11.95	1.09	3.25	-19.25	0.30	0.29	6.23	5.92	41.40
KNBT	KNBT Bancorp, Inc. of PA	14.74	30,657	451.9	17.65	14.17	14.50	1.66	-7.87	-12.78	0.57	0.55	12.31	10.62	78.78
KFFB	KY Fst Fed Bp MHC of KY (45.0)	11.33	8,596	43.8	11.84	10.20	11.25	0.71	13.30	13.30	0.21	0.21	7.42	5.51	34.32
KRNY	Kearny Fin Cp MHC of NJ (30.0)	10.50	72,738	229.1	12.02	10.00	10.10	3.96	5.00	5.00	0.16	0.16	6.61	5.45	28.70
LSBX	LSB Corp of No. Andover MA*	17.10	4,384	75.0	21.89	15.00	17.23	-0.75	0.00	-7.67	1.07	1.37	13.19	13.19	118.27
LSBI	LSB Fin. Corp. of Lafayette IN*	26.00	1,437	37.4	27.90	20.95	25.50	1.96	9.70	0.00	2.27	1.99	21.15	21.15	247.07
LARL	Laurel Capital Group Inc of PA	22.00	1,940	42.7	26.20	19.39	21.88	0.55	2.33	2.14	0.93	0.92	14.28	12.48	159.02
LNCB	Lincoln Bancorp of IN	17.98	5,400	97.1	19.75	16.12	17.98	0.00	-3.59	-6.79	0.68	0.70	18.84	13.67	149.81
MAFB	MAF Bancorp, Inc. of IL	38.74	32,558	1,261.3	47.25	38.38	39.25	-1.30	-8.09	-13.57	3.12	2.92	29.93	20.15	297.36
MFBC	MFB Corp. of Mishawaka IN	28.10	1,332	37.4	35.00	26.62	28.50	-1.40	-7.93	-6.33	2.02	1.30	26.81	26.81	321.27
MASB	MassBank Corp. of Reading MA*	36.45	4,407	160.6	39.00	32.05	36.98	-1.43	0.75	-2.67	1.67	1.47	24.96	24.72	221.50
MTXC	Matrix Bancorp, Inc. of CO	12.14	6,621	80.4	13.91	9.95	12.00	1.17	5.93	-2.96	3.31	6.66	13.94	13.94	285.28
MFLR	Mayflower Co-Op. Bank of MA*	14.85	2,054	30.5	20.20	14.67	15.60	-4.81	-13.21	-15.86	0.88	0.77	8.97	8.93	112.15
MCBF	Monarch Community Bncrp of MI	12.10	2,709	32.8	14.59	12.00	13.33	-9.23	-13.94	-6.92	-0.93	-0.99	14.55	10.36	101.68

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
MFSF MutualFirst Fin. Inc. of IN	22.70	4,708	106.9	24.91	20.94	22.75	-0.22	-1.05	-6.78	1.17	1.45	18.66	18.47	178.29
NASB NASB Fin, Inc. of Grandview MO	36.30	8,455	306.9	47.88	34.27	36.28	0.06	-11.79	-9.16	3.11	1.95	16.31	15.94	167.66
NHTB NH Thrift Bancshares of NH	14.31	4,193	60.0	18.45	13.00	14.51	-1.38	-8.39	-13.27	1.22	1.21	10.45	7.56	142.03
NVSL Naug Vly Fin MHC of CT (45.0)	10.20	7,604	34.9	11.85	10.00	10.40	-1.92	2.00	-5.20	0.01	0.21	6.78	6.75	34.91
NTBK NetBank, Inc. of Alpharetta GA	8.11	46,528	377.3	11.54	7.98	8.20	-1.10	-29.05	-22.09	-0.15	-1.78	8.90	7.20	99.34
NMIL Newmil Bancorp, Inc. of CT*	26.99	4,211	113.7	32.33	26.00	26.56	1.62	-5.33	-13.49	2.01	1.98	13.21	11.25	176.82
FFFD North Central Bancshares of IA	40.32	1,531	61.7	41.98	35.91	40.29	0.07	9.80	-2.82	3.53	3.53	27.13	23.88	302.24
NEIB Northeast Indiana Bncrp of IN	20.40	1,417	28.9	23.20	20.00	20.85	-2.16	-3.32	1.49	0.69	0.98	18.38	18.16	161.38
NEPF Northeast PA Fin. Corp of PA(8)	23.10	3,976	91.8	23.29	15.16	22.83	1.18	29.34	2.12	0.93	0.73	14.62	12.07	209.68
NWSB Northwest Bcrp MHC of PA(43.0)*	20.52	50,824	435.7	26.32	19.85	21.00	-2.29	-8.72	-18.21	1.05	1.04	11.10	8.03	124.61
OSHC Ocean Shr Hldg MHC of NJ(45.7)	10.25	8,763	41.0	13.05	10.00	10.12	1.28	2.50	-15.29	-0.03	0.28	6.86	6.86	60.35
OCFC OceanFirst Fin. Corp of NJ	20.30	12,831	260.5	25.99	20.28	20.58	-1.36	-9.46	-17.65	1.40	0.84	10.75	10.64	149.19
ONFC Oneida Fincl MHC of NY (42.5)*	11.95	7,545	38.0	14.40	8.74	11.50	3.91	-13.34	-13.09	0.44	0.50	6.98	5.22	55.98
PBNC PFS Bancorp Inc. of Aurora IN	16.50	1,474	24.3	24.26	14.77	16.01	3.06	-17.91	-6.57	0.59	0.59	18.57	18.54	86.26
PSBH PSB Hldgs Inc MHC of CT (46.3)*	9.95	6,943	32.0	12.25	9.50	9.96	-0.10	-0.50	-17.08	0.10	0.25	7.53	7.53	46.78
PVFC PVF Capital Corp. of Solon OH	12.90	7,034	90.7	16.34	12.01	13.00	-0.77	1.98	-6.52	0.76	0.55	9.21	9.21	114.08
PPBI Pacific Premier Bncrp of CA	10.20	5,259	53.6	15.13	9.80	10.50	-2.86	-6.68	-23.08	1.28	1.40	8.37	8.37	103.28
PBCI Pamrapo Bancorp, Inc. of NJ	22.64	4,975	112.6	25.45	19.45	22.18	2.07	-8.45	-8.45	1.60	1.60	11.08	11.08	128.62
PFED Park Bancorp of Chicago IL	30.70	1,142	35.1	35.05	29.66	31.75	-3.31	0.66	0.00	2.21	2.67	27.06	27.06	234.34
PVSA Parkvale Financial Corp of PA	27.00	5,619	151.7	33.20	25.21	27.04	-0.15	-3.50	-6.22	1.82	1.73	19.22	13.27	340.57
PRTR Partners Trust Fin. Grp. of NY*	9.61	49,662	477.3	15.00	9.35	9.76	-1.54	-35.98	-17.51	0.24	0.35	10.87	5.36	73.53
PBHC Pathfinder BC MHC of NY (35.3)*	16.52	2,450	14.3	19.07	14.77	16.78	-1.55	-11.66	-1.37	0.57	0.32	8.91	7.09	123.28
PFSB PennFed Fin. Services of NJ	13.20	13,649	180.2	17.69	13.02	14.42	-8.46	-17.24	-17.91	0.99	1.00	9.04	9.00	145.03
PFDC Peoples Bancorp of Auburn IN	20.20	3,365	68.0	25.90	19.01	21.11	-4.31	-19.20	-5.08	1.36	1.42	19.40	18.58	146.21
PBCT Peoples Bank MHC of CT (41.8)*	41.69	94,200	1,632.8	44.48	27.58	39.67	5.09	45.41	7.20	2.12	0.88	12.74	11.57	113.78
PCBI Peoples Community Bcrp. of OH	20.00	3,899	78.0	24.50	20.00	22.05	-9.30	-1.57	-15.36	0.76	0.62	19.51	17.95	223.99
PSFC Peoples Sidney Fin. Corp of OH	13.27	1,433	19.0	17.95	13.10	13.10	1.30	-21.48	-7.59	0.69	0.69	12.26	12.26	94.47
PFSL Pocahontas Bancorp, Inc. of AR	15.95	4,642	74.0	17.51	14.60	15.94	0.06	-7.54	3.50	0.69	0.49	11.48	8.27	158.23
PBCP Provident Bancorp, Inc. of NY	11.33	45,911	520.2	13.80	9.77	11.20	1.16	2.53	-14.10	0.28	0.34	9.29	5.53	55.62
PROV Provident Fin. Holdings of CA	25.75	6,994	180.1	30.96	22.30	27.84	-7.51	5.88	-10.62	2.53	0.80	16.65	16.63	216.83
PBIP Prudential Bncp MHC PA (45.0)*	8.66	12,564	49.0	10.05	8.50	8.90	-2.70	-13.40	-13.40	0.21	0.23	6.94	6.94	36.20
PULB Pulaski Fin Cp of St. Louis MO	20.00	5,539	110.8	21.35	16.00	19.50	2.56	11.05	-2.44	1.15	0.59	7.80	7.71	124.92
RPFG Ranier Pacific Fin Group of WA*	15.02	7,003	105.2	18.35	14.50	15.86	-5.30	-4.15	-16.09	0.52	0.52	14.11	14.08	107.35
RIVR River Valley Bancorp of IN	20.01	1,584	31.7	24.30	19.82	20.73	-3.47	-9.58	-11.07	1.48	1.31	14.14	14.12	182.72
RVSB Riverview Bancorp, Inc. of WA	20.95	4,805	100.7	22.50	19.26	21.00	-0.24	7.00	-6.89	1.34	1.56	14.26	12.21	112.78
ROMED Rome Bancorp, Inc. of Rome NY*	9.66	9,592	92.7	15.09	9.45	9.65	0.10	-23.15	-24.47	0.29	0.28	9.35	9.35	33.53
SIFI SI Fin Gp Inc MHC of CT (40.0)*	10.06	12,564	50.6	12.40	9.74	10.61	-5.18	0.60	-17.88	0.05	0.25	6.43	6.41	49.72
SVBI Severn Bancorp, Inc. of MD	18.60	8,318	154.7	24.39	13.03	17.76	4.73	19.38	-22.82	1.55	1.52	7.23	7.19	84.59
SFFS Sound Fed Bancorp, Inc. of NY	15.50	12,608	195.4	16.25	12.51	15.44	0.39	11.99	-4.62	0.46	0.47	10.40	9.29	78.08
SSFC South Street Fin. Corp. of NC	10.00	3,048	30.5	10.80	9.05	10.00	0.00	3.09	-0.99	0.28	0.28	8.49	8.49	70.60
STSA Sterling Financial Corp of WA	34.23	22,936	785.1	41.25	28.57	34.41	-0.52	12.41	-12.81	2.45	2.39	20.49	14.72	302.68
SYNF Synergy Financial Group of NJ	12.00	12,452	149.4	13.69	9.00	11.85	1.27	22.70	-10.71	0.34	0.34	8.36	8.28	69.12
THRD TF Fin. Corp. of Newtown PA	27.60	2,944	81.3	33.00	26.50	28.48	-3.09	-4.00	-13.75	2.23	2.23	20.77	19.23	213.64
TONE TierOne Corp. of Lincoln NE	22.80	18,288	417.0	25.95	19.77	22.69	0.48	8.31	-8.25	1.30	1.27	15.15	12.19	166.67
TSBK Timberland Bancorp, Inc. of WA	22.51	3,897	87.7	25.00	21.00	22.27	1.08	2.50	-1.49	1.46	1.45	19.03	17.04	137.10
TRST TrustCo Bank Corp NY of NY	10.84	74,827	811.1	14.19	10.73	11.00	-1.45	-17.00	-21.39	0.76	0.63	3.02	3.01	38.27
UCBC Union Community Bancorp of IN	16.31	1,928	31.4	19.14	15.75	16.44	-0.79	-5.01	-11.12	0.93	0.93	17.34	15.94	133.25
UCFC United Community Fin. of OH	10.52	31,150	327.7	13.63	10.00	10.11	4.06	-20.00	-6.07	0.57	0.51	8.10	6.93	73.44
UTBI United Tenn. Bankshares of TN	20.74	1,186	24.6	21.25	16.50	21.20	-2.17	12.23	1.17	1.61	1.60	15.53	14.93	103.42
WSFS WSFS Financial Corp. of DE*	49.94	7,086	353.9	62.75	45.03	50.51	-1.13	2.91	-16.77	3.66	3.57	27.70	27.55	353.23
WVFC WVS Financial Corp. of PA	16.85	2,445	41.2	18.96	16.00	16.85	0.00	-10.23	-3.38	1.07	0.97	11.97	11.97	172.99
WFSL Washington Federal, Inc. of WA	22.03	86,707	1,910.2	25.25	20.12	22.34	-1.39	2.27	-8.70	1.56	1.57	13.10	12.43	87.00
WAYN Wayne Savings Bancshares of OH	14.87	3,655	54.3	17.04	14.63	14.75	0.81	-9.11	-7.06	0.67	0.64	11.26	10.62	107.07
WGBC Willow Grove Bancorp Inc of PA	15.97	9,722	155.3	19.55	14.85	15.79	1.14	-2.44	-15.59	0.70	0.65	10.90	10.80	102.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2005

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(121)	9.88	9.07	0.77	8.60	5.36	0.70	7.13	0.59	191.04	0.94	17.42	142.21	13.52	155.88	18.72	0.46	2.36	35.76
BIF-Insured Thrifts(26)	12.66	10.45	0.92	8.98	5.55	0.95	8.96	0.21	404.88	1.06	18.45	145.43	17.46	172.74	20.17	0.48	2.30	35.19
NYSE Traded Companies(13)	9.72	7.29	1.02	12.60	7.14	0.94	10.84	0.35	261.33	0.94	13.94	161.24	14.51	195.14	16.54	0.55	2.25	29.42
AMEX Traded Companies(8)	8.38	8.16	0.77	8.76	5.21	0.70	8.03	0.49	268.09	0.85	16.05	142.75	12.01	146.19	15.76	0.48	2.25	29.68
NASDAQ Listed OTC Companies(126)	10.56	9.60	0.78	8.24	5.22	0.72	7.06	0.55	212.79	0.97	18.10	140.80	14.32	155.89	19.44	0.45	2.37	36.82
California Companies(13)	8.37	7.65	1.15	13.91	8.38	0.90	10.64	0.23	365.03	0.91	12.84	155.57	12.90	158.65	15.83	0.46	1.90	24.07
Florida Companies(8)	7.93	7.58	0.98	12.35	5.17	0.99	12.44	0.14	366.12	0.79	20.83	219.90	18.06	231.50	21.20	0.23	0.97	20.27
Mid-Atlantic Companies(37)	10.14	8.48	0.85	9.12	4.87	0.79	7.81	0.24	298.25	1.01	17.40	152.49	14.77	177.97	18.69	0.44	2.44	38.49
Mid-West Companies(52)	10.48	9.66	0.64	6.73	4.92	0.59	6.06	0.88	124.53	0.93	18.34	125.67	12.75	137.58	19.57	0.52	2.70	42.14
New England Companies(12)	12.79	11.31	0.77	7.80	4.98	0.82	7.96	0.06	556.04	1.09	18.96	144.15	17.99	162.88	21.43	0.51	2.19	36.99
North-West Companies(8)	11.04	9.96	1.13	10.63	6.59	1.10	10.17	0.22	407.72	1.19	16.11	151.65	16.13	171.11	16.65	0.48	2.20	34.56
South-East Companies(13)	12.08	11.60	0.73	6.75	4.02	0.59	5.09	0.84	112.11	0.90	19.83	137.59	15.32	144.58	20.70	0.46	2.53	36.48
South-West Companies(3)	6.87	4.28	0.60	7.69	5.46	0.43	5.14	0.23	126.87	0.45	18.67	123.56	8.61	213.42	18.18	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.89	4.89	1.22	28.12	27.27	2.46	0.00	1.82	32.57	0.81	3.67	87.09	4.26	87.09	1.82	0.00	0.00	0.00
Thrift Strategy(139)	10.53	9.48	0.79	8.41	5.28	0.73	7.23	0.53	212.98	0.95	17.84	141.34	14.30	155.97	19.07	0.47	2.41	36.95
Mortgage Banker Strategy(6)	7.67	6.05	1.03	13.51	7.42	0.90	11.76	0.34	343.20	0.99	13.77	168.97	12.97	219.77	17.54	0.32	1.31	17.18
Real Estate Strategy(1)	8.07	8.07	0.71	8.46	5.89	0.51	6.12	1.54	35.48	0.67	16.97	140.07	11.31	140.07	23.45	0.30	2.33	39.47
Diversified Strategy(1)	7.84	7.80	1.10	13.65	7.33	1.07	13.32	0.22	446.90	1.55	13.64	180.29	14.14	181.27	13.99	0.24	0.48	6.56
Companies Issuing Dividends(135)	10.61	9.57	0.83	8.89	5.59	0.77	8.06	0.52	227.05	0.97	17.61	144.00	14.59	158.77	19.13	0.50	2.55	38.37
Companies Without Dividends(12)	7.60	6.34	0.45	6.02	3.11	0.36	-0.37	0.58	129.67	0.83	17.49	128.32	9.82	158.99	16.66	0.00	0.00	0.00
Equity/Assets <6%(15)	5.38	4.82	0.65	11.65	7.54	0.59	6.60	0.40	261.56	0.80	13.02	144.61	7.88	165.96	13.10	0.36	1.76	23.69
Equity/Assets 6-12%(93)	8.73	8.14	0.85	9.82	5.80	0.73	8.48	0.54	211.57	0.96	16.43	153.42	13.19	166.14	17.85	0.50	2.31	34.45
Equity/Assets >12%(39)	15.79	13.51	0.75	5.03	3.74	0.80	5.38	0.53	226.26	1.02	22.53	117.88	18.68	138.59	23.50	0.41	2.64	45.52
Converted Last 3 Mths (no MHC)(3)	17.83	15.86	0.44	2.20	2.44	0.43	2.19	0.31	241.25	0.86	34.96	88.03	16.46	106.77	33.78	0.16	1.72	0.00
Actively Traded Companies(13)	9.39	8.35	0.98	10.56	6.38	0.97	10.41	0.37	154.15	0.99	16.64	154.48	14.49	181.71	17.66	0.63	2.58	36.92
Market Value Below $20 Million(9)	8.67	8.38	0.03	-0.50	-1.43	-0.25	-5.47	0.94	79.29	0.72	18.03	105.29	9.03	110.51	19.72	0.29	2.09	47.71
Holding Company Structure(141)	10.45	9.35	0.81	8.72	5.52	0.76	7.59	0.53	221.56	0.96	17.75	142.58	14.29	159.15	19.13	0.46	2.36	35.81
Assets Over $1 Billion(57)	10.12	8.35	0.99	11.47	6.52	0.91	9.75	0.39	281.61	1.00	15.32	161.83	15.62	189.03	17.60	0.46	2.21	31.98
Assets $500 Million-$1 Billion(43)	9.48	8.71	0.87	9.39	6.19	0.84	8.98	0.43	235.98	0.93	18.41	143.67	13.35	155.63	19.47	0.48	2.29	38.23
Assets $250-$500 Million(25)	10.77	10.12	0.60	5.96	4.61	0.51	4.20	0.75	139.60	0.96	18.21	116.99	12.20	128.55	18.16	0.48	2.48	36.73
Assets less than $250 Million(22)	12.25	12.07	0.42	3.16	1.85	0.37	2.54	0.86	108.73	0.91	21.78	121.88	14.63	124.47	23.02	0.40	2.65	41.68
Goodwill Companies(104)	10.01	8.59	0.84	8.94	5.46	0.76	7.68	0.46	238.87	0.99	17.35	145.97	14.06	167.94	19.03	0.48	2.34	36.24
Non-Goodwill Companies(41)	11.21	11.21	0.74	8.29	5.39	0.73	7.15	0.74	160.54	0.87	17.71	137.58	14.87	137.58	18.50	0.43	2.44	35.18
Acquirors of FSLIC Cases(5)	9.34	8.85	0.37	3.63	0.20	0.15	1.16	0.70	96.64	0.79	18.17	131.66	12.52	141.33	20.31	0.47	2.20	28.92

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and *is not shown on a pro forma basis*.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(18)	17.83	17.09	0.42	2.26	1.29	0.50	2.92	0.40	205.27	0.80	32.79	168.30	29.55	176.20	34.32	0.32	1.80	35.06
BIF-Insured Thrifts(11)	12.30	11.49	0.73	6.77	3.07	0.68	6.09	0.45	195.62	0.89	27.98	195.26	23.08	216.22	28.86	0.46	2.02	51.31
AMEX Traded Companies(2)	15.72	15.72	0.83	5.07	2.66	0.77	4.69	0.35	204.59	1.15	37.58	191.06	29.86	191.06	38.33	0.34	1.82	68.09
NASDAQ Listed OTC Companies(27)	15.87	15.04	0.51	3.78	1.87	0.55	4.00	0.43	200.51	0.81	28.47	176.92	27.04	190.45	31.19	0.37	1.88	38.73
California Companies(1)	15.05	14.30	0.73	4.84	2.48	0.70	4.68	0.00	0.00	0.45	NM	193.90	29.18	204.05	NM	0.20	1.66	66.67
Mid-Atlantic Companies(15)	14.45	13.60	0.56	4.38	2.28	0.63	4.93	0.47	214.11	0.72	30.61	171.34	23.82	187.38	31.50	0.25	1.42	34.23
Mid-West Companies(5)	18.96	17.61	0.36	1.50	1.27	0.43	1.70	0.44	133.32	0.88	28.23	172.76	30.78	187.40	29.23	0.66	3.31	70.07
New England Companies(5)	14.89	14.66	0.60	5.11	1.85	0.61	4.72	0.23	255.59	0.97	29.25	195.18	27.68	202.03	39.80	0.44	1.91	62.38
South-East Companies(2)	20.61	20.11	0.74	4.39	1.94	0.59	3.76	0.83	78.71	1.37	NM	186.44	39.52	191.23	NM	0.60	2.52	0.00
Western Companies (Excl CA)(1)	16.21	16.21	0.05	0.30	0.17	0.02	0.15	0.11	390.51	0.66	NM	176.78	28.66	176.78	NM	0.00	0.00	0.00
Thrift Strategy(28)	16.03	15.27	0.49	3.36	1.81	0.56	3.93	0.43	198.38	0.83	30.92	172.40	26.89	184.20	31.84	0.34	1.83	41.24
Diversified Strategy(1)	11.20	10.17	1.84	17.52	5.09	0.76	7.27	0.27	253.50	0.91	19.67	327.24	36.64	360.33	NM	1.32	3.17	62.26
Companies Issuing Dividends(22)	15.29	14.47	0.59	4.52	2.20	0.59	4.30	0.46	177.41	0.90	28.86	186.70	27.38	201.70	29.06	0.50	2.50	63.96
Companies Without Dividends(7)	17.57	16.94	0.37	1.93	1.10	0.51	3.31	0.18	349.54	0.56	35.59	151.61	26.81	156.88	36.70	0.00	0.00	0.00
Equity/Assets <6%(1)	5.64	5.30	0.10	1.76	0.95	0.12	2.03	0.19	184.31	0.68	NM	185.16	10.44	196.84	NM	0.50	3.64	0.00
Equity/Assets 6-12%(9)	9.62	8.85	0.51	5.49	2.51	0.41	4.58	0.63	137.80	0.83	26.29	215.14	21.10	236.59	27.36	0.72	2.54	60.55
Equity/Assets >12%(19)	19.02	18.23	0.57	3.30	1.73	0.66	3.94	0.34	233.61	0.85	33.68	161.88	30.71	170.75	34.40	0.22	1.50	30.70
Holding Company Structure(25)	15.59	14.77	0.47	3.36	1.77	0.55	3.99	0.43	206.52	0.90	30.92	174.24	26.47	187.10	31.26	0.36	1.91	42.56
Assets Over $1 Billion(6)	15.76	14.15	0.62	4.72	1.91	0.34	2.40	0.39	120.44	0.94	19.60	234.52	34.46	262.90	19.73	0.96	2.94	35.99
Assets $500 Million-$1 Billion(9)	14.78	14.60	0.40	2.82	1.44	0.50	3.81	0.31	301.79	0.64	37.42	170.53	24.94	173.60	36.30	0.18	1.32	32.29
Assets $250-$500 Million(12)	15.72	14.73	0.49	3.82	2.10	0.62	4.48	0.54	169.16	1.00	30.15	162.55	24.71	177.74	31.83	0.28	1.79	42.55
Assets less than $250 Million(2)	21.78	21.78	1.18	6.80	3.13	1.16	6.67	0.28	217.64	0.65	32.44	162.01	34.74	162.01	33.45	0.32	2.30	73.58
Goodwill Companies(12)	13.77	12.48	0.61	5.31	2.53	0.56	4.68	0.52	173.55	0.96	24.65	183.81	25.19	208.46	24.50	0.42	2.24	52.21
Non-Goodwill Companies(15)	17.33	16.94	0.49	2.98	1.61	0.57	3.66	0.35	223.66	0.74	33.57	176.35	28.82	180.13	34.31	0.38	1.84	40.80
MHC Institutions(29)	15.86	15.09	0.53	3.87	1.93	0.57	4.05	0.42	200.88	0.84	29.99	177.93	27.24	190.49	31.84	0.37	1.88	42.64
MHC Converted Last 3 Months(5)	19.98	17.99	0.49	2.23	1.38	0.60	2.93	0.62	46.41	1.15	35.19	148.75	30.08	166.72	37.10	0.08	0.71	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.85	5.06	0.97	15.79	7.72	0.99	16.18	0.16	227.99	0.62	12.95	208.07	12.17	240.57	12.64	0.80	3.07	39.80
BBX	BankAtlantic Bancorp of FL	7.38	6.01	1.31	16.01	6.92	1.53	18.74	0.14	511.22	0.99	14.45	218.19	16.10	267.99	12.34	0.14	0.83	11.97
CFB	Commercial Federal Corp. of NE	6.89	5.36	0.65	10.02	7.45	0.66	10.12	0.69	114.52	1.11	13.42	130.13	8.97	167.22	13.28	0.54	2.06	27.69
DSL	Downey Financial Corp. of CA	6.44	6.42	0.76	11.33	6.30	0.60	8.93	0.22	101.54	0.24	15.88	169.90	10.94	170.47	20.15	0.40	0.65	10.34
FED	FirstFed Financial Corp. of CA	6.39	6.32	1.12	14.53	8.12	1.06	13.76	0.07	NA	1.14	12.31	169.55	10.84	171.51	13.00	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.60	5.60	1.18	20.49	12.30	0.86	14.89	0.99	29.01	0.31	8.13	158.76	8.89	158.76	11.19	1.00	5.26	42.74
NDE	IndyMac Bancorp, Inc. of CA	7.51	7.03	1.28	17.05	9.61	-0.44	-5.90	0.73	43.04	0.47	10.40	173.96	13.07	186.00	NM	1.44	4.06	42.23
NYB	New York Community Bcrp of NY*	13.25	4.77	1.46	11.38	7.49	1.88	14.60	0.12	271.84	0.58	13.36	149.17	19.77	NM	10.41	1.00	5.59	74.63
NAL	NewAlliance Bancshares of CT*	22.62	15.05	0.09	0.45	0.30	0.80	4.07	0.16	353.40	1.15	NM	106.77	24.15	160.41	36.81	0.20	1.51	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.95	8.92	1.19	13.60	6.46	1.10	12.61	0.38	221.32	0.96	15.49	198.21	17.74	198.92	16.70	0.60	2.16	33.52
PFS	Provident Fin. Serv. Inc of NJ*	17.68	10.80	0.96	5.25	4.14	0.92	5.02	0.10	533.02	0.91	24.15	105.41	18.63	172.49	25.28	0.28	1.73	41.79
SOV	Sovereign Bancorp, Inc. of PA	9.16	4.79	0.91	10.90	5.96	0.92	10.99	0.37	205.37	1.12	16.78	152.50	13.96	291.74	16.64	0.16	0.79	13.33
WES	Westcorp of Irvine CA	8.62	8.62	1.38	16.98	9.99	1.38	16.98	0.39	523.67	2.60	10.01	155.50	13.40	155.56	10.01	0.60	1.49	14.96
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.06	9.50	0.90	9.09	5.94	0.84	8.49	0.09	767.21	1.13	16.84	147.17	14.80	155.78	18.04	0.48	1.45	24.49
CNY	Carver Bancorp, Inc. of NY	7.40	7.40	0.56	7.44	7.17	0.94	12.43	0.26	257.44	1.00	13.95	97.17	7.19	97.17	8.34	0.28	1.57	21.88
EFC	EFC Bancorp, Inc of Elgin IL	8.52	8.52	0.72	8.38	5.71	0.87	10.18	0.29	153.34	0.55	17.51	139.82	11.92	139.82	14.41	0.65	2.58	45.14
FDT	Federal Trust Corp of FL	7.12	7.12	0.67	11.29	4.00	0.61	10.19	NA	NA	0.65	25.00	212.66	15.14	212.66	27.70	0.12	1.17	29.27
GOV	Gouverneur Bcp MHC of NY(42.6)	16.62	16.62	0.86	4.84	2.75	0.82	4.59	0.43	166.10	0.89	36.32	172.50	28.67	172.50	38.33	0.28	2.03	73.68
SZB	SouthFirst Bancshares of AL	7.20	6.82	-0.37	-4.76	-4.73	-0.77	-9.98	1.22	53.65	0.95	NM	104.09	7.50	109.89	NM	0.60	4.00	NM
TSH	Teche Hlding Cp of N Iberia LA	8.95	8.35	0.94	9.76	7.03	0.91	9.49	0.60	108.81	0.87	14.22	135.62	12.14	145.35	14.62	0.92	2.54	36.08
WSB	Washington SB, FSB of Bowie MD	9.44	9.44	1.94	20.09	11.38	1.48	15.37	NA	NA	0.80	8.79	162.69	15.36	162.69	11.49	0.28	2.41	21.21
WFD	Westfield Finl MHC of MA(43.8)*	14.82	14.82	0.80	5.29	2.57	0.73	4.80	0.27	243.07	1.41	38.84	209.61	31.06	209.61	NM	0.40	1.61	62.50
WRO	Woronoco Bancorp, Inc. of MA(8)*	8.87	8.52	0.30	3.20	1.94	0.58	6.26	0.06	686.28	0.59	NM	163.16	14.47	169.91	26.43	0.81	2.38	NM
NASDAQ Listed OTC Companies																			
ASBP	ASB Financial Corp. of OH	10.79	10.79	1.22	11.44	5.45	1.20	11.25	0.47	147.42	0.86	18.35	199.27	21.49	199.27	18.67	0.60	2.75	50.42
ABBC	Abington Com Bcp MHC PA (45.0)	17.13	17.13	0.72	5.50	2.78	0.72	5.50	0.03	622.47	0.34	36.00	144.00	24.67	144.00	36.00	0.00	0.00	0.00
AABC	Access Anytime Bancorp of NM	5.68	2.63	0.42	6.41	4.71	0.15	2.33	0.22	164.96	0.65	21.21	113.82	6.47	245.61	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	9.17	9.17	0.56	6.03	2.61	0.53	5.73	1.42	47.94	1.23	38.31	233.30	21.39	233.30	NM	0.36	1.52	58.06
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.33	3.63	3.42	0.29	3.15	1.58	46.11	1.57	29.27	107.42	9.68	109.02	33.77	0.64	4.86	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.34	7.22	0.97	12.04	0.54	130.58	0.83	13.84	191.27	15.59	204.28	16.49	0.54	2.02	27.98
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.47	14.99	0.60	5.23	2.32	0.60	5.23	1.09	56.67	0.76	NM	165.19	25.55	170.47	NM	0.20	1.79	NM
ALFC	Atlantic Liberty Fincl of NY	14.92	14.92	1.12	7.34	5.40	1.43	9.36	0.09	436.09	0.61	18.53	131.58	19.63	131.58	14.53	0.28	1.30	24.14
BCSB	BCSB Bankcorp MHC of MD (36.3)	5.64	5.30	0.10	1.76	0.95	0.12	2.03	0.19	184.31	0.68	NM	185.16	10.44	196.84	NM	0.50	3.64	NM
BFCF	BFC Financial Corp. of FL(8)	1.59	0.32	0.16	9.95	4.61	0.16	9.95	0.12	546.26	1.02	21.69	215.82	3.42	NM	21.69	0.06	0.71	15.38
BKMU	Bank Mutual Corp of WI	19.47	17.80	0.93	4.15	4.03	0.93	4.15	0.23	176.46	0.73	24.80	109.73	21.36	120.00	24.80	0.24	2.15	53.33
BKUNA	BankUnited Fin. Corp. of FL	5.56	5.24	0.65	11.29	7.29	0.62	10.78	0.19	143.78	0.39	13.72	147.35	8.19	156.31	14.38	0.02	0.08	1.14
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.55	8.06	0.29	2.30	2.73	0.32	2.55	NA	NA	NA	36.61	84.29	10.58	131.24	33.06	0.00	0.00	0.00
BHBC	Beverly Hills Bncorp Inc of CA	12.71	12.47	1.49	12.62	8.58	1.49	12.62	NA	NA	1.16	11.66	134.66	17.11	137.22	11.66	0.50	4.61	53.76
BRBI	Blue River Bancshares of IN	7.63	5.93	-0.13	-1.68	-1.60	-0.03	-0.42	1.61	57.75	1.22	NM	107.99	8.24	138.89	NM	0.00	0.00	NM
BOFI	Bofi Holding, Inc. Of CA(8)	5.10	5.10	0.32	6.27	3.69	0.34	6.62	NA	NA	0.29	27.08	169.86	8.67	169.86	25.66	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.90	4.90	0.64	12.06	9.28	0.58	10.94	0.04	NA	0.60	10.78	129.41	6.34	129.41	11.89	0.20	1.73	18.69
BRKL	Brookline Bancorp, Inc. of MA*	34.53	34.53	1.11	3.01	1.93	1.03	2.80	0.03	NA	1.38	NM	158.06	54.59	158.06	NM	0.34	2.27	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.87	20.87	1.06	5.08	2.84	1.02	4.90	NA	NA	NA	35.19	178.91	37.34	178.91	36.54	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.25	11.14	-0.45	-4.27	-3.97	-0.40	-3.78	2.15	47.28	1.35	NM	111.89	12.59	112.93	NM	0.48	3.59	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	9.90	9.90	-1.09	-10.13	-3.72	-1.09	-10.13	0.10	52.16	0.09	NM	293.96	29.11	293.96	NM	2.00	5.95	NM
CEBK	Central Bncrp of Somerville MA*	7.61	7.17	0.38	4.58	4.48	0.29	3.51	0.02	NA	0.97	22.31	108.86	8.28	115.54	29.18	0.48	1.81	40.34
GCFC	Central Federal Corp. of OH	12.38	12.38	-2.06	-12.78	-10.91	-1.88	-11.66	0.24	233.97	0.90	NM	124.26	15.39	124.26	NM	0.36	3.44	NM
CHFN	Charter Fincl MHC of GA (19.3)	25.75	25.23	0.89	3.55	1.56	0.57	2.29	0.56	100.74	1.97	NM	207.70	53.49	211.99	NM	1.00	3.25	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.19	28.19	0.47	1.68	1.13	0.83	2.96	0.12	214.66	0.36	NM	146.31	41.25	146.31	NM	0.24	2.09	NM
CTZN	Citizens First Bancorp of MI	11.69	10.72	0.64	5.16	4.53	0.62	4.95	0.84	115.51	1.12	22.07	111.97	13.09	122.14	22.99	0.36	1.63	36.00
CSBC	Citizens South Banking of NC	14.22	12.76	0.59	3.81	3.09	0.72	4.65	0.34	172.89	0.96	32.39	132.93	18.91	148.21	26.56	0.28	2.11	68.29
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.41	24.41	0.59	2.28	1.46	0.59	2.28	NA	NA	0.32	NM	154.29	37.67	154.29	NM	0.20	1.95	NM
CFCP	Coastal Fin. Corp. of SC	6.45	6.45	1.20	18.97	5.92	1.18	18.53	NA	NA	1.38	16.89	294.26	18.97	294.26	17.28	0.18	1.21	20.45
CCBI	Commercial Capital Bcrp of CA	12.45	5.21	1.52	13.81	5.72	1.44	13.00	0.13	558.02	0.93	17.48	156.93	19.53	NM	18.56	0.24	1.33	23.30
CFFC	Community Fin. Corp. of VA	8.23	8.23	1.05	12.46	8.23	1.05	12.46	0.18	385.43	0.85	12.15	143.59	11.82	143.59	12.15	0.44	2.05	24.86
CIBI	Community Inv. Bncp, Inc of OH	11.17	11.17	0.72	6.60	6.25	0.67	6.12	1.40	33.92	0.57	16.00	105.98	11.83	105.98	17.26	0.36	2.74	43.90
DCOM	Dime Community Bancshars of NY*	8.34	6.69	1.39	16.56	8.83	1.39	16.56	0.04	NA	0.62	11.33	185.36	15.46	231.09	11.33	0.56	3.99	45.16
ESBF	ESB Financial Corp. of PA	7.01	6.48	0.73	10.40	7.42	0.68	9.62	0.26	106.83	1.13	13.48	138.47	9.71	149.76	14.56	0.40	3.16	42.55
ESBK	Elmira Svgs Bank, FSB of NY*	6.98	6.84	0.85	11.92	8.79	0.74	10.36	0.19	316.94	1.00	11.38	132.68	9.26	135.41	13.09	0.76	2.82	32.07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	Financial Institution	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
FFDF	FFD Financial Corp of Dover OH	12.21	12.21	0.51	4.10	3.93	0.41	3.34	NA	NA	0.65	25.42	104.53	12.77	104.53	31.25	0.44	2.93	74.58
FFLC	FFLC Bancorp of Leesburg FL(8)	7.93	7.93	0.99	12.40	4.46	0.96	12.00	0.29	212.30	0.73	22.44	265.98	21.09	265.98	23.20	0.56	1.35	30.27
FMCO	FMS Fin Corp. of Burlington NJ	5.63	5.42	0.71	13.21	7.24	0.67	12.52	0.24	159.64	1.11	13.81	172.37	9.70	178.98	14.57	0.12	0.64	8.89
FSBI	Fidelity Bancorp, Inc. of PA	6.42	5.99	0.71	10.83	7.09	0.64	9.80	NA	NA	0.85	14.10	151.59	9.74	162.66	15.58	0.52	2.18	30.77
FFFL	Fidelity Bankshares, Inc of FL	7.24	7.16	0.69	11.26	4.14	0.72	11.74	0.19	211.85	0.53	24.17	220.80	15.99	223.40	23.18	0.32	1.41	34.04
FBTC	First BancTrust Corp of IL	11.93	11.93	0.54	4.56	4.26	0.45	3.81	NA	NA	1.92	23.47	104.17	12.43	104.17	28.05	0.24	2.09	48.98
FBEI	First Bancorp of Indiana of IN	10.75	10.04	0.19	1.61	1.60	0.11	0.91	0.08	496.73	0.59	NM	100.60	10.82	107.76	NM	0.60	3.00	NM
FBSI	First Bancshares, Inc. of MO	11.00	10.82	1.10	10.45	9.50	1.09	10.40	NA	NA	0.71	10.52	107.28	11.80	108.99	10.58	0.16	0.84	8.79
FCAP	First Capital, Inc. of IN	9.57	8.18	0.82	7.87	6.83	0.81	7.75	0.94	61.92	0.77	14.64	123.28	11.80	144.25	14.87	0.60	3.10	45.45
FCFL	First Community Bk Corp of FL	9.76	9.59	0.94	9.17	3.57	0.91	8.87	0.05	NA	1.27	28.02	239.89	23.42	244.25	28.98	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.26	9.58	1.00	8.60	5.76	0.88	7.54	0.18	500.05	1.12	17.37	148.04	16.67	173.93	19.81	0.88	3.29	57.14
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	8.75	3.50	1.50	8.75	0.12	269.18	0.40	28.57	151.52	40.80	151.52	28.57	0.36	2.57	73.47
FFNM	First Fed of N. Michigan of MI	13.04	11.63	0.16	1.20	1.57	0.13	1.03	NA	NA	NA	NM	76.48	9.97	85.76	NM	0.22	2.47	NM
FFBH	First Fed. Bancshares of AR	10.02	10.02	1.09	10.38	6.59	1.03	9.84	1.13	21.68	0.29	15.18	157.10	15.74	157.10	16.01	0.48	2.07	31.37
FFBI	First Federal Bancshares of IL	7.72	7.21	0.57	5.87	6.09	0.46	4.80	0.64	47.46	0.69	16.41	122.71	9.47	131.39	20.07	0.48	2.14	35.04
FFSX	First Federal Bankshares of IA	12.59	9.33	0.96	8.09	7.81	1.02	8.60	1.21	71.06	1.14	12.80	103.35	13.01	139.48	12.04	0.40	1.97	25.16
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.17	7.76	1.05	15.54	0.49	122.73	0.79	12.88	193.81	13.21	223.66	12.57	0.92	3.50	45.10
FFHS	First Franklin Corp. of OH	8.80	8.80	0.25	2.83	2.56	0.17	1.93	0.93	56.17	0.70	39.02	109.81	9.67	109.81	NM	0.32	2.00	NM
FKFS	First Keystone Fin., Inc of PA	5.21	5.21	0.35	6.54	6.24	0.28	5.14	0.71	50.81	0.67	16.02	107.42	5.60	107.42	20.37	0.44	2.67	42.72
CASH	First Midwest Fin., Inc. of IA	5.73	5.31	0.44	7.44	6.20	0.52	8.67	0.09	756.83	1.25	16.12	120.01	6.88	129.59	13.82	0.52	2.34	37.68
FMSB	First Mutual Bncshrs Inc of WA*	5.92	5.92	0.99	16.79	6.97	0.86	14.60	0.10	923.63	1.14	14.35	224.73	13.31	224.73	16.51	0.36	1.43	20.45
FNFG	First Niagara Fin. Group of NY*	18.27	11.48	1.07	5.86	3.73	1.12	6.11	0.25	324.42	1.27	26.83	157.20	28.72	250.30	25.71	0.36	2.92	NM
FNFI	First Niles Fin., Inc. of OH	16.54	16.54	1.05	6.42	5.17	0.87	5.30	0.85	88.24	1.70	19.33	122.36	20.24	122.36	23.39	0.64	4.41	NM
FPTB	First PacTrust Bancorp of CA	11.77	11.77	0.77	6.33	4.71	0.76	6.28	NA	NA	0.70	21.25	135.71	15.98	135.71	21.43	0.50	1.96	41.67
FPFC	First Place Fin. Corp. of OH	9.55	6.51	0.57	5.55	4.66	0.61	5.90	0.61	120.57	0.96	21.47	110.27	10.53	161.68	20.18	0.56	3.34	71.79
FBNW	FirstBank NW Corp. of WA	9.28	6.71	0.87	9.02	8.12	0.73	7.61	0.30	303.91	1.28	12.32	108.83	10.10	150.46	14.61	0.68	2.62	32.23
FFCO	FirstFed Fin MHC of PA (45.0)	15.20	14.84	-0.34	-2.22	-1.72	0.18	1.18	NA	NA	NA	NM	128.51	19.54	131.62	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	7.81	7.61	1.13	14.75	7.25	1.15	15.00	0.04	717.12	0.43	13.79	194.38	15.18	199.39	13.56	0.40	2.46	33.90
FBTX	Franklin Bank Corp of TX*	8.07	5.93	0.79	8.98	6.20	0.70	7.96	0.24	88.77	0.24	16.12	133.31	10.75	181.23	18.18	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.80	8.80	0.57	7.10	5.68	0.62	7.72	NA	NA	1.12	17.61	121.48	10.69	121.48	16.20	0.50	2.47	43.48
GSLA	GS Financial Corp. of LA	14.47	14.47	0.09	0.66	0.84	0.33	2.38	0.45	102.91	0.99	NM	79.66	11.52	79.66	33.15	0.40	2.23	NM
PEDE	Great Pee Dee Bancorp of SC	15.59	15.04	0.77	4.66	4.89	0.72	4.39	1.05	79.01	1.07	20.44	94.17	14.68	97.61	21.72	0.64	4.60	NM
GAFC	Greater Atlant. Fin Corp of VA	4.46	4.14	-0.51	-12.92	-13.30	-1.64	-41.63	0.24	170.78	0.71	NM	103.92	4.63	111.95	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)*	11.02	11.02	1.10	10.14	4.28	1.11	10.21	0.11	393.25	0.82	23.37	227.60	25.09	227.60	23.21	0.88	2.51	58.67
HFFC	HF Financial Corp. of SD	6.40	5.82	0.69	10.96	8.34	0.62	9.94	0.41	101.41	0.53	11.99	126.31	8.08	138.95	13.22	0.44	2.28	27.33
HMNF	HMN Financial, Inc. of MN	8.72	8.29	1.01	11.32	6.95	0.93	10.35	0.51	184.27	1.13	14.38	159.65	13.92	167.96	15.73	0.88	2.90	41.71
HARB	Harbor Florida Bancshrs of FL	10.52	10.37	1.63	15.08	5.11	1.54	14.31	0.11	597.64	0.93	19.59	280.50	29.50	284.41	20.64	0.80	2.31	45.20
HARL	Harleysville Svgs Fin Cp of PA	6.22	6.22	0.69	11.31	7.26	0.67	10.86	0.04	680.69	0.58	13.78	149.70	9.31	149.70	14.34	0.60	3.43	47.24
HWFG	Harrington West Fncl Grp of CA	4.87	4.42	0.79	16.53	9.39	0.75	15.57	0.01	NA	0.87	10.65	166.53	8.11	183.65	11.31	0.44	2.65	28.21
HIFS	Hingham Inst. for Sav. of MA*	8.10	8.10	1.13	13.66	6.64	1.12	13.52	0.03	NA	0.73	15.05	198.02	16.05	198.02	15.22	0.76	1.81	27.24
HCFC	Home City Fin. Corp. of OH	8.15	7.97	0.44	5.55	5.34	0.44	5.48	0.28	170.79	0.58	18.72	100.79	8.21	103.02	18.95	0.44	2.87	53.66
HOME	Home Fed Bncp MHC of ID (41.0)	16.21	16.21	0.05	0.30	0.17	0.02	0.15	0.11	390.51	0.66	NM	176.78	28.66	176.78	NM	0.00	0.00	0.00
HLFC	Home Loan Financial Corp of OH	14.24	14.24	1.07	7.49	5.56	1.00	6.97	1.32	18.74	0.30	17.99	133.16	18.96	133.16	19.34	0.79	4.39	NM
HFBC	HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.63	0.67	7.70	NA	NA	0.91	15.08	123.16	10.53	138.83	16.43	0.48	2.89	43.64
HRZB	Horizon Financial Corp. of WA*	11.60	11.55	1.50	12.17	7.04	1.34	10.86	0.12	NA	1.48	14.21	172.78	20.04	173.59	15.92	0.54	2.92	41.54
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	6.97	6.97	1.28	17.63	3.87	1.24	17.08	0.11	121.50	0.24	25.81	NM	30.57	NM	26.65	0.84	2.54	65.63
ICBC	Independence Comm Bnk Cp of NY*	12.98	6.03	1.45	12.14	7.04	1.49	12.48	0.32	181.17	0.89	14.20	130.73	16.97	281.60	13.82	1.04	2.92	41.43
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-23.25	-2.61	-28.71	0.81	37.93	0.58	NM	82.68	7.69	82.68	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.5)	8.16	6.98	0.34	4.35	3.59	0.32	4.06	1.01	73.43	1.48	27.89	119.30	9.74	139.60	29.88	0.30	2.39	66.67
JFBI	Jefferson Bancshares Inc of TN	29.10	29.10	1.24	4.14	3.92	1.27	4.22	0.92	85.41	1.20	25.51	110.91	32.27	110.91	25.00	0.20	1.60	40.82
KFED	K-Fed Bancorp MHC of CA (39.1)	15.05	14.30	0.73	4.84	2.48	0.70	4.68	NA	NA	0.45	NM	193.90	29.18	204.05	NM	0.20	1.66	66.67
KNBT	KNBT Bancorp, Inc. of PA	15.63	13.48	0.80	4.53	3.87	0.77	4.38	0.21	204.08	1.03	25.86	119.74	18.71	138.79	26.80	0.20	1.36	35.09
KFFB	KY Fst Fed Bp MHC of KY (45.0)	21.62	16.05	0.61	2.83	1.85	0.61	2.83	0.84	57.17	2.07	NM	152.70	33.01	205.63	NM	0.40	3.53	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	23.03	18.99	0.56	2.42	1.52	0.56	2.42	NA	NA	1.02	NM	158.85	36.59	192.66	NM	0.00	0.00	0.00
LSBX	LSB Corp of No. Andover MA*	11.15	11.15	0.96	8.29	6.26	1.23	10.61	NA	NA	1.78	15.98	129.64	14.46	129.64	12.48	0.56	3.27	52.34
LSBI	LSB Fin. Corp. of Lafayette IN*	8.56	8.56	0.96	11.25	8.73	0.84	9.87	1.67	35.38	0.65	11.45	122.93	10.52	122.93	13.07	0.64	2.46	28.19
LARL	Laurel Capital Group Inc of PA	8.98	7.85	0.59	6.59	4.23	0.59	6.52	0.50	127.85	0.99	23.66	154.06	13.83	176.28	23.91	0.80	3.64	NM
LNCB	Lincoln Bancorp of IN	12.58	9.12	0.54	4.14	3.78	0.56	4.27	0.85	82.77	0.98	26.44	95.44	12.00	131.53	25.69	0.56	3.11	NM
MAFB	MAF Bancorp, Inc. of IL	10.07	6.78	1.09	10.97	8.05	1.02	10.26	0.34	110.00	0.52	12.42	129.44	13.03	192.26	13.27	0.92	2.37	29.49
MFBC	MFB Corp. of Mishawaka IN	8.35	8.35	0.63	7.78	7.19	0.40	5.01	0.85	141.92	1.57	13.91	104.81	8.75	104.81	21.62	0.50	1.78	24.75
MASB	MassBank Corp. of Reading MA*	11.27	11.16	0.74	6.66	4.58	0.65	5.86	0.01	NA	0.55	21.83	146.03	16.46	147.45	24.80	1.04	2.85	62.28
MTXC	Matrix Bancorp, Inc. of CO	4.89	4.89	1.22	28.12	27.27	2.46	NM	1.82	32.57	0.81	3.67	87.09	4.26	87.09	1.82	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.00	7.96	0.79	9.84	5.93	0.69	8.61	NA	NA	1.20	16.88	165.55	13.24	166.29	19.29	0.40	2.69	45.45
MCBF	Monarch Community Bncrp of MI	14.31	10.19	-1.00	-6.36	-7.69	-1.07	-6.77	2.25	102.98	2.82	NM	83.16	11.90	116.80	NM	0.20	1.65	NM
MFSF	MutualFirst Fin. Inc. of IN	10.47	10.36	0.67	5.93	5.15	0.83	7.35	0.65	125.82	0.95	19.40	121.65	12.73	122.90	15.66	0.52	2.29	44.44
NASB	NASB Fin, Inc. of Grandview MO	9.73	9.51	1.97	19.67	8.57	1.23	12.33	1.24	47.58	0.72	11.67	222.56	21.65	227.73	18.62	0.90	2.48	28.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
NHTB	NH Thrift Bancshares of NH	7.36	5.32	0.89	12.25	8.53	0.88	12.15	0.05	NA	0.96	11.73	136.94	10.08	189.29	11.83	0.50	3.49	40.98
NVSL	Naug Vlly Fin MHC of CT (45.0)	19.42	19.34	0.03	0.15	0.10	0.54	3.11	0.25	275.87	0.89	NM	150.44	29.22	151.11	NM	0.16	1.57	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.96	7.25	-0.15	-1.64	-1.85	-1.82	-19.45	1.71	30.93	0.74	NM	91.12	8.16	112.64	NM	0.08	0.99	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.47	6.36	1.17	15.64	7.45	1.15	15.41	0.12	547.51	1.05	13.43	204.31	15.26	239.91	13.63	0.80	2.96	39.80
FFFD	North Central Bancshares of IA	8.98	7.90	1.21	13.05	8.75	1.21	13.05	NA	NA	0.79	11.42	148.62	13.34	168.84	11.42	1.16	2.88	32.86
NEIB	Northeast Indiana Bncrp of IN	11.39	11.25	0.43	3.67	3.38	0.61	5.22	0.84	70.58	0.77	29.57	110.99	12.64	112.33	20.82	0.60	2.94	NM
NEPF	Northeast PA Fin. Corp of PA(8)	6.97	5.76	0.43	6.27	4.03	0.34	4.92	0.63	156.27	2.01	24.84	158.00	11.02	191.38	31.64	0.24	1.04	25.81
NWSB	Northwest Bcrp MHC of PA(43.0)*	8.91	6.44	0.89	10.24	5.12	0.88	10.15	0.62	75.37	0.70	19.54	184.86	16.47	255.54	19.73	0.48	2.34	45.71
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.37	11.37	-0.05	-0.61	-0.29	0.47	5.71	NA	NA	0.43	NM	149.42	16.98	149.42	36.61	0.00	0.00	NM
OCFC	OceanFirst Fin. Corp of NJ	7.21	7.13	0.98	13.16	6.90	0.59	7.89	0.20	283.05	0.69	14.50	188.84	13.61	190.79	24.17	0.80	3.94	57.14
ONFC	Oneida Fincl MHC of NY (42.5)*	12.47	9.32	0.78	6.49	3.68	0.88	7.37	0.14	332.94	0.93	27.16	171.20	21.35	228.93	23.90	0.40	3.35	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	21.49	0.71	3.22	3.58	0.71	3.22	NA	NA	0.69	27.97	88.85	19.13	89.00	27.97	0.30	1.82	50.85
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.10	16.10	0.21	1.81	1.01	0.52	4.53	0.22	191.76	0.91	NM	132.14	21.27	132.14	39.80	0.20	2.01	NM
PVFC	PVF Capital Corp. of Solon OH	8.07	8.07	0.71	8.46	5.89	0.51	6.12	1.54	35.48	0.67	16.97	140.07	11.31	140.07	23.45	0.30	2.33	39.47
PPBI	Pacific Premier Bncrp of CA	8.10	8.10	1.57	16.35	12.55	1.72	17.88	NA	NA	0.56	7.97	121.86	9.88	121.86	7.29	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.61	8.61	1.24	14.97	7.07	1.24	14.97	0.40	96.44	0.63	14.15	204.33	17.60	204.33	14.15	0.88	3.89	55.00
PFED	Park Bancorp of Chicago IL	11.55	11.55	0.94	8.34	7.20	1.13	10.08	1.20	42.82	0.81	13.89	113.45	13.10	113.45	11.50	0.72	2.35	32.58
PVSA	Parkvale Financial Corp of PA	5.64	3.90	0.61	9.73	6.74	0.58	9.25	0.38	217.21	1.24	14.84	140.48	7.93	203.47	15.61	0.80	2.96	43.96
PRTR	Partners Trust Fin. Grp. of NY*	14.78	7.29	0.53	3.70	2.50	0.77	5.40	0.36	324.69	2.04	NM	88.41	13.07	179.29	27.46	0.28	2.91	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.23	5.75	0.47	6.41	3.45	0.26	3.60	0.88	68.97	0.97	28.98	185.41	13.40	233.00	NM	0.41	2.48	71.93
PFSB	PennFed Fin. Services of NJ	6.23	6.21	0.71	11.21	7.50	0.72	11.33	0.09	341.44	0.44	13.33	146.02	9.10	146.67	13.20	0.20	1.52	20.20
PFDC	Peoples Bancorp of Auburn IN	13.27	12.71	0.92	7.11	6.73	0.97	7.42	0.45	87.90	0.54	14.85	104.12	13.82	108.72	14.23	0.72	3.56	52.94
PBCT	Peoples Bank MHC of CT (41.8)*	11.20	10.17	1.84	17.52	5.09	0.76	7.27	0.27	253.50	0.91	19.67	327.24	36.64	360.33	NM	1.32	3.17	62.26
PCBI	Peoples Community Bcrp. of OH	8.71	8.01	0.34	4.30	3.80	0.28	3.51	1.03	123.05	1.76	26.32	102.51	8.93	111.42	32.26	0.60	3.00	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.98	12.98	0.73	5.66	5.20	0.73	5.66	1.90	30.18	0.65	19.23	108.24	14.05	108.24	19.23	0.60	4.52	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.26	5.23	0.44	6.06	4.33	0.31	4.31	0.74	67.34	0.99	23.12	138.94	10.08	192.87	32.55	0.32	2.01	46.38
PBCP	Provident Bancorp, Inc. of NY	16.70	9.94	0.70	4.05	2.47	0.85	4.92	0.13	653.83	1.72	NM	121.96	20.37	204.88	33.32	0.16	1.41	57.14
PROV	Provident Fin. Holdings of CA	7.68	7.67	1.25	15.78	9.83	0.40	4.99	0.08	742.58	0.72	10.18	154.65	11.88	154.84	32.19	0.56	2.17	22.13
PBIP	Prudential Bncp MHC PA (45.0)*	19.17	19.17	0.58	3.03	2.42	0.64	3.31	0.39	35.65	0.36	NM	124.78	23.92	124.78	37.65	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO	6.24	6.17	1.12	16.08	5.75	0.58	8.25	0.86	98.02	0.95	17.39	256.41	16.01	259.40	33.90	0.36	1.80	31.30
RPFG	Ranier Pacific Fin Group of WA*	13.14	13.12	0.50	3.35	3.46	0.50	3.35	0.05	NA	1.79	28.88	106.45	13.99	106.68	28.88	0.24	1.60	46.15
RIVR	River Valley Bancorp of IN	7.74	7.73	0.88	10.44	7.40	0.78	9.24	1.34	60.85	1.01	13.52	141.51	10.95	141.71	15.27	0.76	3.80	51.35
RVSB	Riverview Bancorp, Inc. of WA	12.64	10.83	1.23	9.71	6.40	1.43	11.30	0.14	561.51	1.09	15.63	146.91	18.58	171.58	13.43	0.62	2.96	46.27
ROMED	Rome Bancorp, Inc. of Rome NY*	27.89	27.89	0.86	3.10	3.00	0.84	2.99	0.31	241.25	0.86	33.31	103.32	28.81	103.32	34.50	0.26	2.69	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.93	12.89	0.10	0.78	0.50	0.51	3.91	0.16	313.73	0.71	NM	156.45	20.23	156.94	NM	0.12	1.19	NM
SVBI	Severn Bancorp, Inc. of MD	8.55	8.50	2.04	23.66	8.33	2.01	23.21	0.13	632.06	0.90	12.00	257.26	21.99	258.69	12.24	0.24	1.29	15.48
SFFS	Sound Fed Bancorp, Inc. of NY	13.32	11.90	0.63	4.43	2.97	0.64	4.52	0.07	400.14	0.54	33.70	149.04	19.85	166.85	32.98	0.26	1.68	56.52
SSFC	South Street Fin. Corp. of NC	12.03	12.03	0.40	3.34	2.80	0.40	3.34	NA	NA	0.37	35.71	117.79	14.16	117.79	35.71	0.40	4.00	NM
STSA	Sterling Financial Corp of WA	6.77	4.86	0.93	14.01	7.16	0.90	13.66	0.20	354.92	1.14	13.97	167.06	11.31	232.54	14.32	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	12.09	11.98	0.53	4.03	2.83	0.53	4.03	0.03	NA	0.78	35.29	143.54	17.36	144.93	35.29	0.16	1.33	47.06
THRD	TF Fin. Corp. of Newtown PA	9.72	9.00	1.06	11.33	8.08	1.06	11.33	0.26	138.98	0.52	12.38	132.88	12.92	143.53	12.38	0.72	2.61	32.29
TONE	TierOne Corp. of Lincoln NE	9.09	7.31	0.94	8.44	5.70	0.92	8.25	0.46	190.52	1.01	17.54	150.50	13.68	187.04	17.95	0.20	0.88	15.38
TSBK	Timberland Bancorp, Inc. of WA	13.88	12.43	1.22	7.71	6.49	1.21	7.66	0.63	119.26	1.10	15.42	118.29	16.42	132.10	15.52	0.60	2.67	41.10
TRST	TrustCo Bank Corp NY of NY	7.89	7.87	2.00	25.25	7.01	1.66	20.93	0.11	NA	3.98	14.26	358.94	28.33	360.13	17.21	0.60	5.54	NM
UCBC	Union Community Bancorp of IN	13.01	11.96	0.69	5.22	5.70	0.69	5.22	0.89	39.60	0.42	17.54	94.06	12.24	102.32	17.54	0.60	3.68	64.52
UCFC	United Community Fin. of OH	11.03	9.44	0.82	7.02	5.42	0.73	6.28	0.97	71.28	0.84	18.46	129.88	14.32	151.80	20.63	0.33	3.14	57.89
UTBI	United Tenn. Bankshares of TN	15.02	14.44	1.58	10.85	7.76	1.57	10.78	1.14	69.80	1.23	12.88	133.55	20.05	138.91	12.96	0.40	1.93	24.84
WSFS	WSFS Financial Corp. of DE*	7.84	7.80	1.10	13.65	7.33	1.07	13.32	0.22	446.90	1.55	13.64	180.29	14.14	181.27	13.99	0.24	0.48	6.56
WVFC	WVS Financial Corp. of PA	6.92	6.92	0.63	8.86	6.35	0.57	8.04	NA	NA	1.96	15.75	140.77	9.74	140.77	17.37	0.64	3.80	59.81
WFSL	Washington Federal, Inc. of WA	15.06	14.29	1.82	12.26	7.08	1.84	12.34	0.18	183.09	0.47	14.12	168.17	25.32	177.23	14.03	0.76	3.45	48.72
WAYN	Wayne Savings Bancshares of OH	10.52	9.92	0.63	5.95	4.51	0.60	5.68	0.34	79.58	0.49	22.19	132.06	13.89	140.02	23.23	0.48	3.23	71.64
WGBC	Willow Grove Bancorp Inc of PA	10.67	10.57	0.74	6.37	4.38	0.69	5.91	0.36	161.43	1.00	22.81	146.51	15.63	147.87	24.57	0.48	3.01	68.57

EXHIBIT 2

Pro Forma Analysis Sheet – Fully Converted Basis

Exhibit 2
PRO FORMA ANALYSIS SHEET
Colonial Bankshares, Inc.
Prices as of April 22, 2005

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	18.48 x	27.46x	27.36x	19.21x	14.33x	18.68x	16.59x
Price-core earnings ratio (x)		P/Core	18.88 x	31.01x	32.09x	21.11x	19.37x	20.02x	18.18x
Price-book ratio (%)	=	P/B	75.59%	92.37%	91.96%	160.08%	159.19%	148.60%	141.51%
Price-tangible book ratio (%	=	P/TB	75.59%	95.82%	94.75%	173.03%	175.74%	164.10%	154.29%
Price-assets ratio (%)	=	P/A	10.74%	21.54%	22.38%	14.33%	15.48%	16.38%	13.91%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,906,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$1,866,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$16,555,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (Tl	$16,555,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$296,214,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.75%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	39.90% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $35,000,000

2. $V = \dfrac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $35,000,000

3. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $35,000,000

4. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $35,000,000

5. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $35,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	4,628,750	10.00	$ 46,287,500	0	4,628,750	$ 46,287,500
Maximum	4,025,000	10.00	40,250,000	0	4,025,000	40,250,000
Midpoint	3,500,000	10.00	35,000,000	0	3,500,000	35,000,000
Minimum	2,975,000	10.00	29,750,000	0	2,975,000	29,750,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.75%, and a tax rate of 39.94%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94%.
(6) 10% option plan with an estimated Black-Scholes valuation of 39% of the exercise price, including a
10 year vesting with 25% of the options (granted to directors) tax effected at 39.94%.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$29,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$29,750,000
Less: Estimated Offering Expenses	892,500
Net Conversion Proceeds	$28,857,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$28,857,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	3,570,000
Net Proceeds Reinvested	$25,287,500
Estimated net incremental rate of return	1.65%
Reinvestment Income	$417,661
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	71,471
Less: Amortization of Options (4)	213,700
Less: Recognition Plan Vesting (5)	142,943
Net Earnings Impact	($10,453)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$1,906,000	($10,453)	$1,895,547
12 Months ended March 31, 2005 (core)	$1,866,000	($10,453)	$1,855,547

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$16,555,000	$25,287,500	$0	$41,842,500
March 31, 2005 (Tangible)	$16,555,000	$25,287,500	$0	$41,842,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$296,214,000	$25,287,500	$0	$321,501,500

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$35,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$35,000,000
Less: Estimated Offering Expenses	1,050,000
Net Conversion Proceeds	$33,950,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$33,950,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,200,000
Net Proceeds Reinvested	$29,750,000
Estimated net incremental rate of return	1.65%
Reinvestment Income	$491,366
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	84,084
Less: Amortization of Options (4)	251,412
Less: Recognition Plan Vesting (5)	168,168
Net Earnings Impact	($12,298)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$1,906,000	($12,298)	$1,893,702
12 Months ended March 31, 2005 (core)	$1,866,000	($12,298)	$1,853,702

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$16,555,000	$29,750,000	$0	$46,305,000
March 31, 2005 (Tangible)	$16,555,000	$29,750,000	$0	$46,305,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$296,214,000	$29,750,000	$0	$325,964,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Maximum

1. Pro Forma Market Capitalization	$40,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$40,250,000
Less: Estimated Offering Expenses	1,207,500
Net Conversion Proceeds	$39,042,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,042,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	4,830,000
Net Proceeds Reinvested	$34,212,500
Estimated net incremental rate of return	1.65%
Reinvestment Income	$565,071
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	96,697
Less: Amortization of Options (4)	289,124
Less: Recognition Plan Vesting (5)	193,393
Net Earnings Impact	($14,143)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$1,906,000	($14,143)	$1,891,857
12 Months ended March 31, 2005 (core)	$1,866,000	($14,143)	$1,851,857

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$16,555,000	$34,212,500	$0	$50,767,500
March 31, 2005 (Tangible)	$16,555,000	$34,212,500	$0	$50,767,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$296,214,000	$34,212,500	$0	$330,426,500

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$46,287,500
Less: Foundation Shares	-
2. Offering Proceeds	$46,287,500
Less: Estimated Offering Expenses	1,388,625
Net Conversion Proceeds	$44,898,875

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$44,898,875
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,554,500
Net Proceeds Reinvested	$39,344,375
Estimated net incremental rate of return	1.65%
Reinvestment Income	$649,831
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	111,201
Less: Amortization of Options (4)	332,492
Less: Recognition Plan Vesting (5)	222,402
Net Earnings Impact	($16,264)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$1,906,000	($16,264)	$1,889,736
12 Months ended March 31, 2005 (core)	$1,866,000	($16,264)	$1,849,736

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$16,555,000	$39,344,375	$0	$55,899,375
March 31, 2005 (Tangible)	$16,555,000	$39,344,375	$0	$55,899,375

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$296,214,000	$39,344,375	$0	$335,558,375

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 4

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT 4
PRO FORMA ANALYSIS SHEET
Colonial Bankshares, Inc.
Prices as of April 22, 2005

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	18.60 x	32.64x	32.65x	19.21x	14.33x	18.68x	16.59x
Price-core earnings ratio (x)		P/Core	19.00 x	36.26x	39.29x	21.11x	19.37x	20.02x	18.18x
Price-book ratio (%)	=	P/B	117.11%	181.69%	185.16%	160.08%	159.19%	148.60%	141.51%
Price-tangible book ratio (%	=	P/TB	117.11%	195.09%	204.05%	173.03%	175.74%	164.10%	154.29%
Price-assets ratio (%)	=	P/A	11.31%	24.48%	25.09%	14.33%	15.48%	16.38%	13.91%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,906,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$1,866,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$16,555,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$16,555,000	MRP Amount (M)	4.26%
Pre-Conversion Assets (A)	$296,214,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.75%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X	4.94%	Tax Benefit (Z)	0
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	46.00%
		Option (O1)	10.65% (6)
		Estimated Option Value (O2)	39.90% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-F) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$$ V= $35,000,000

2. $$V = \frac{P/Core \cdot (Y)}{1 - P/core \cdot PCT \cdot ((1-X-E-M-F) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$$ V= $35,000,000

3. $$V = \frac{P/B \cdot (B+Z)}{1 - P/B \cdot PCT \cdot (1-X-E-M-F)}$$ V= $35,000,000

4. $$V = \frac{P/TB \cdot (TB+Z)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-F)}$$ V= $35,000,000

5. $$V = \frac{P/A \cdot (A+Z)}{1 - P/A \cdot PCT \cdot (1-X-E-M-F)}$$ V= $35,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	2,499,525	2,129,225	10.00	$ 21,292,250	2,129,225	$ 21,292,250	4,628,750
Maximum	2,173,500	1,851,500	10.00	$ 18,515,000	1,851,500	18,515,000	4,025,000
Midpoint	1,890,000	1,610,000	10.00	$ 16,100,000	1,610,000	16,100,000	3,500,000
Minimum	1,606,500	1,368,500	10.00	$ 13,685,000	1,368,500	13,685,000	2,975,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.75 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 30 percent of the exercise price, including a 10 year vesting with 25 percent of the options (granted to directors) tax effected at 39.94 percent.

EXHIBIT 5

Pro Forma Effect of Stock Proceeds – Minority Stock Offering

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Minimum

1.	Pro Forma Market Capitalization	$13,685,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$13,685,000
	Less: Estimated Offering Expenses	773,402
	Net Conversion Proceeds	$12,911,598

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$12,911,598
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	1,677,900
	Net Proceeds Reinvested	$11,233,698
	Estimated net incremental rate of return	1.65%
	Reinvestment Income	$185,541
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	32,877
	Less: Amortization of Options (4)	104,713
	Less: Recognition Plan Vesting (5)	70,042
	Net Earnings Impact	($22,090)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$1,906,000	($22,090)	$1,883,910
	12 Months ended March 31, 2005 (core)	$1,866,000	($22,090)	$1,843,910

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$16,555,000	$11,233,698	$0	$27,788,698
	March 31, 2005 (Tangible)	$16,555,000	$11,233,698	$0	$27,788,698

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$296,214,000	$11,233,698	$0	$307,447,698

(1) Includes ESOP and SBIP stock purchases equal to 8.00 and 4.26 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) SBIP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Midpoint

1.	Pro Forma Market Capitalization	$16,100,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$16,100,000
	Less: Estimated Offering Expenses	795,620
	Net Conversion Proceeds	$15,304,380

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$15,304,380
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	1,974,000
	Net Proceeds Reinvested	$13,330,380
	Estimated net incremental rate of return	1.65%
	Reinvestment Income	$220,171
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	38,679
	Less: Amortization of Options (4)	123,192
	Less: Recognition Plan Vesting (5)	82,402
	Net Earnings Impact	($24,102)

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended March 31, 2005 (reported)	$1,906,000	($24,102)	$1,881,898
	12 Months ended March 31, 2005 (core)	$1,866,000	($24,102)	$1,841,898

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	March 31, 2005	$16,555,000	$13,330,380	$0	$29,885,380
	March 31, 2005 (Tangible)	$16,555,000	$13,330,380	$0	$29,885,380

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	March 31, 2005	$296,214,000	$13,330,380	$0	$309,544,380

(1) Includes ESOP and SBIP stock purchases equal to 8.00 and 4.26 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) SBIP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Maximum

1.	Pro Forma Market Capitalization	$18,515,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$18,515,000
	Less: Estimated Offering Expenses	817,838
	Net Conversion Proceeds	$17,697,162

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$17,697,162
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	2,270,100
	Net Proceeds Reinvested	$15,427,062
	Estimated net incremental rate of return	1.65%
	Reinvestment Income	$254,801
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	44,480
	Less: Amortization of Options (4)	141,671
	Less: Recognition Plan Vesting (5)	94,763
	Net Earnings Impact	($26,113)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2005 (reported)	$1,906,000	($26,113)	$1,879,887
	12 Months ended March 31, 2005 (core)	$1,866,000	($26,113)	$1,839,887

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$16,555,000	$15,427,062	$0	$31,982,062
	March 31, 2005 (Tangible)	$16,555,000	$15,427,062	$0	$31,982,062

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2005	$296,214,000	$15,427,062	$0	$311,641,062

(1) Includes ESOP and SBIP stock purchases equal to 8.00 and 4.26 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) SBIP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

Exhibit 5
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Colonial Bankshares, Inc.
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$21,292,250
	Less: Foundation Shares	-
2.	Offering Proceeds	$21,292,250
	Less: Estimated Offering Expenses	843,389
	Net Conversion Proceeds	$20,448,861

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$20,448,861
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,610,615
Net Proceeds Reinvested	$17,838,246
Estimated net incremental rate of return	1.65%
Reinvestment Income	$294,625
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	51,153
Less: Amortization of Options (4)	162,921
Less: Recognition Plan Vesting (5)	108,977
Net Earnings Impact	($28,425)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2005 (reported)	$1,906,000	($28,425)	$1,877,575
12 Months ended March 31, 2005 (core)	$1,866,000	($28,425)	$1,837,575

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$16,555,000	$17,838,246	$0	$34,393,246
March 31, 2005 (Tangible)	$16,555,000	$17,838,246	$0	$34,393,246

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2005	$296,214,000	$17,838,246	$0	$314,052,246

(1) Includes ESOP and SBIP stock purchases equal to 8.00 and 4.26 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.
(5) SBIP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.

EXHIBIT 6

Firm Qualification Statement

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)